SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

I. Press Release	3 December 2003

BIOPROGRESS PLC

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(“BIOPROGRESS” OR THE “COMPANY”)

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Placing and Open Offer of 14,559,444 new Ordinary Shares at 50p per share

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BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today that the Company proposes to raise approximately £6.6 million (net of expenses) by way of a Placing and Open Offer of 14,559,444 new Ordinary Shares. The Placing and Open Offer is underwritten by Collins Stewart.

Highlights

• • raising £7.3 million before expenses
• • the proceeds will be used to create a cGMP film production capability in March, Cambridgeshire
• • the Open Offer, qualifying ordinary shareholders may subscribe for Offer Shares at 50p per share pro rata to their shareholdings on the basis of 1 Offer Share for every 6 ordinary shares held
• • underwritten by Collins Stewart.

Commenting on the Placing and Open Offer, Graham Hind, Chief Executive of BioProgress plc, said:

“Since our flotation on AIM earlier this year the business has progressed well and we continue to focus on the development of our technologies and their delivery into the market place. A requirement of our proposed alliance with FMC is that a pharmaceutical standard (cGMP) production source of the BioProgress proprietary films is established. The establishment of a BioProgress film facility would offer a number of advantages in addition to meeting our obligations under the proposed FMC strategic alliance.

“It also means that we will have successfully dealt with our two main strategic requirements, namely to appoint a high quality global pharmaceutical machine manufacturer and to provide sources of pharmaceutical standard film on both sides of the Atlantic. As a result, we view the outlook for the current and forthcoming financial years with confidence.”

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674

grahamhind@bioprogress.com	www.bioprogress.com

Collins Stewart

Paul Davies	Tel: +44 (0) 20 7523 8309

pdavies@collins-stewart.com	www.collins-stewart.com

Media enquiries:

Bankside

Henry Harrison-Topham /Heather Salmond	Tel: +44 (0) 20 7444 4140

heather.salmond@bankside.com	www.bankside.com

Overview of the Business

BioProgress is primarily involved in the development and commercialisation of patents covering water soluble and biodegradable films and the process machinery associated with the manufacture and end-use of such products. The films and machines are marketed under the headline brand, XGEL®.

The Company is focusing on high value applications for its technologies and is developing new oral dosage forms under the XGEL® brand for the pharmaceutical and dietary supplement markets. The films are used to replace the existing gelatin based capsule or tablet coatings that traditionally have been used to deliver pharmaceutical products and dietary supplements (such as vitamins) into the human body. The Company believes that the XGEL® film system gelatin-free soft capsule not only provides consumers with the choice of an animal-free soft capsule, but its novel design is expected to deliver significant advantages in the manufacturing process when compared to traditional encapsulation processes, many of which may lead to a cheaper cost for the encapsulation process overall.

In addition to the XGEL® ingestible encapsulation products, the Company has developed non-ingestible applications for products such as bath beads. The Company has also developed a patented flushable and biodegradable ostomy pouch and has licensed this technology exclusively to ConvaTec, a division of Bristol Myers Company Inc., a global industry leader in this market.

Placing and Open Offer

The Company was admitted to trading on AIM in May 2003 and simultaneously raised £5.0 million (before expenses) which was primarily used to finance the commercialisation of the XGEL® film system. The Company has made considerable progress since flotation in developing the Business. In particular, BioProgress has:

•	delivered its first two XGEL® TABWRAP® machine systems to customers in August 2003. Both machines are small scale pilot versions;

•	completed the design and build of the first small scale pilot XGEL® NROBE® machine which was delivered to Farmasierra in September 2003. Farmasierra are currently carrying out a further development and validation programme;

•	executed a letter of intent to enter into a global strategic alliance with FMC BioPolymer (a division of FMC Corporation Inc.). Negotiation of binding agreements has commenced whereby FMC BioPolymer will acquire an exclusive worldwide licence for the NROBE® dosage form, process, equipment and enabling technologies and will be solely responsible for the commercialisation of NROBE® systems and associated films;

•	signed a contract in October 2003 with Harro Hoefliger GmbH whereby Harro Hoefliger is appointed as the exclusive builder, supplier and service and warranty provider for all TABWRAP®, SWALLOW, SEPTUM® and NROBE® machines; and

•	executed a letter of intent on 24 November 2003 with a major US non-prescription pharmaceutical company (whose name must remain confidential for commercial reasons) in respect of a transaction in which the Company will grant a license for one of BioProgress’ XGEL® dosage forms in North America and the European Union.

Corporate transactions post flotation

The potential global strategic alliance with FMC Biopolymer presents a significant opportunity for the Group. FMC Corporation Inc. is a US corporation with a US $2 billion turnover and the FMC BioPolymer division, is a specialist in excipient formulations and the supply of materials to the pharmaceutical industry globally for the manufacture of medicines.

Providing the necessary scientific resources and infrastructure to effectively market the NROBE® technology to the major pharmaceutical companies globally is a challenging prospect. The Company believes that the proposed alliance with FMC could bring expertise, pharmaceutical industry commercial contacts and resources to the Group which would enable a faster and more effective commercial rollout of the NROBE® technology.

A requirement of the alliance with FMC is that a pharmaceutical standard (cGMP) production source of the BioProgress proprietary films is established. The establishment of a BioProgress film facility would offer a number of advantages in addition to meeting the obligations pursuant to the FMC strategic alliance. In the opinion of the Company, it would:

•	ensure that Group has control over the quality and supply of film thereby increasing customer confidence;

•	remove the current reliance upon third party manufacturers;

•	enable the Group to develop and produce a new generation of pharmaceutical standard film products; and

•	enhance the margins of the Group on the ongoing supply of film.

The agreement executed with Harro Hoefliger in October 2003 is also an important strategic alliance for the Group and provides comfort to existing and prospective customers transferring their products into the Group’s dosage forms. Harro Hoefliger have a high quality machine design and build capability, a global installation and service network and an impressive record of service with most of the global pharmaceutical companies.

The name of the US pharmaceutical company with whom BioProgress executed a letter of intent on 24 November 2003 must at this time remain confidential for commercial reasons. It is a large company within its sector and influential within the US non-prescription pharmaceutical market as a whole. The potential benefits to BioProgress of this alliance are substantial in future revenue terms but also as a validation and endorsement of the new BioProgress dosage form technology. The provision of US based cGMP film capacity through this alliance, in addition to the Group’s own capacity in the UK, is also a major strategic benefit for BioProgress and, in the opinion of the Company, will be seen as a real advantage to existing and new customers in North America.

Use of Proceeds

The proceeds raised will be used to create a cGMP film production capability to ensure BioProgress can meet the obligations required by the proposed strategic alliance with FMC and also to meet the requirements of customers for the other BioProgress technologies.

Current trading and prospects

The Company continues to focus on the development of its technologies and the delivery of these technologies into the market place and more particularly the expanding customer base which the Company has built up. BioProgress has been encouraged by the progress currently being made in both the laboratory and the negotiations for strategic alliances and partnerships. Accordingly, the Company views both the outlook for the current and forthcoming financial years with confidence.

Details of the Placing and Open Offer

BioProgress is proposing to raise approximately £7.3 million (£6.6 million net of expenses), by the allotment and issue of 14,559,444 Offer Shares pursuant to the Placing and Open Offer. The Offer Shares have been conditionally placed by Collins Stewart with institutional investors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

The Open Offer is made by Collins Stewart on behalf of BioProgress. Under the Open Offer, Qualifying Ordinary Shareholders may subscribe for Offer Shares at the Placing Price pro rata to their shareholdings on the Record Date on the basis of:

1 Offer Share for every 6 Existing Ordinary Shares

held on the Record Date and so in proportion for any other number of Existing Ordinary Shares then held.

Under the terms of the Articles, Qualifying Convertible Shareholders are entitled to participate in the Open Offer. In accordance with the Articles, the entitlement of each Qualifying Convertible Shareholder has been calculated by reference to the notional holding of Ordinary Shares which such Qualifying Convertible Shareholder would have held had he converted his Convertible Shares in full immediately prior to the Record Date at the conversion rate then applicable.

Accordingly, Qualifying Convertible Shareholders are being given the opportunity to subscribe under the Open Offer for Offer Shares at the Placing Price, pro rata to their number of notional Ordinary Shares on the basis of:

1 Offer Share for every 6 Ordinary Shares

notionally held by such Qualifying Convertible Shareholders at the close of business on the Record Date (and so in proportion for any other number of Ordinary Shares then notionally held).

Where appropriate, entitlements of Qualifying Shareholders will be rounded down to the nearest whole number of Ordinary Shares and any fractional entitlements to Offer Shares which would otherwise have arisen will be disregarded in calculating Qualifying Shareholders’ pro rata entitlements. Such fractional entitlements will be aggregated and allotted to Placees under the Placing, with the proceeds retained for the benefit of the

Company. To the extent that the Offer Shares are not taken up under the Open Offer they will fall to be allotted to Placees under the Placing.

An irrevocable undertaking has been obtained from each of the Directors who holds Ordinary Shares and certain shareholders not to take up their respective entitlements under the Open Offer in respect of 2,519,354 Ordinary Shares in aggregate, representing approximately 17 per cent of the new Ordinary Shares to be issued under the Placing and Open Offer and, accordingly, Collins Stewart has conditionally placed these shares firm.

The Offer Shares will, when issued, rank pari passu in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on or after, or by reference to a record date on or after, the date of their issue and will be issued free of all liens, charges and encumbrances It is expected that Admission will become effective and dealings in the Offer Shares will commence on AIM on 31 December 2003.

The Placing and Open Offer are conditional, inter alia, upon; (i) the passing (without material amendment) of the Resolution by the Shareholders at the EGM; (ii) the Placing Agreement having become unconditional in all respects (save for the condition relating to Admission) and not having been terminated in accordance with its terms; and (iii) Admission becoming effective not later than 8.00 am on 31 December 2003 (or such later time and/or date as Collins Stewart and the Company may agree in writing, being not later than 8.00 am on 7 January 2004).

Expected timetable of principal events

2003

Record Date for the Open Offer	close of business on 1 December

Latest time and date for splitting of Application
Forms (to satisfy bona fide market claims only)	3.00 pm on 22 December

Latest time and date for receipt of Application
Forms and payment in full under the Open Offer	3.00 pm on 24 December

Latest time and date for receipt of Forms of
Proxy	11.00 am on 27 December

Extraordinary General Meeting	11.00 am on 29 December

Dealings in the Offer Shares expected to
commence on AIM	8.00 am on 31 December

CREST member accounts credited	31 December

2004

Expected date of dispatch of definitive
certificates (where applicable)	By 7 January

Availability of the admission document

Copies of the admission document dated 3 December 2003 are available free of charge from the Company’s registered office and at the offices of Collins Stewart, 88 Wood Street, London, EC2V 7QR, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and will remain available for at least one month after Admission.

- Ends -

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take you are recommended immediately to consult an independent financial adviser duly authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

If you have sold or otherwise transferred all of your Existing Ordinary Shares or Convertible Shares (as the case may be) in BioProgress plc, please forward this document together with the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. Your attention is drawn to the paragraph headed Overseas Shareholders in Part II of this document regarding the forwarding of this document to Overseas Shareholders.

A copy of this document (which comprises a prospectus and has been drawn up in accordance with the requirements of the AIM Rules and the Public Offers of Securities Regulations 1995 as amended (“POS Regulations”)) has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Regulation 4(2) of the POS Regulations.

The Directors, whose names appear on page 3 of this document, accept responsibility for the information contained in this document, including individual and collective responsibility for compliance with the AIM Rules. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. In connection with this document and/or the invitation contained in it, no person is authorised to give any information or make any representation other than as contained in this document.

Application will be made for the Offer Shares to be admitted to trading on the Alternative Investment Market of London Stock Exchange plc (“AIM”). AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the official list of the UK Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of this document.

It is expected that dealings in the Offer Shares will commence on AIM on 31 December 2003.

BioProgress plc

(Incorporated in England and Wales under the Companies Act 1985 with registered number 4617139)

Proposed Placing and Open Offer

of 14,559,444 new Ordinary Shares of 1p each at 50p per share

Notice of Extraordinary General Meeting

Nominated Adviser and Broker

Collins Stewart Limited

Upon Admission, the Offer Shares will rank pari passu in all respects with the Existing Ordinary Shares and will rank in full for all dividends or other distributions thereafter declared, made or paid on the Ordinary Shares.

Collins Stewart Limited, which is authorised by the Financial Services Authority for investment business activities, is acting as Nominated Adviser and Broker to the Company in relation to the Placing and Open Offer, and will not be responsible to any other person for providing the protections afforded to clients of Collins Stewart or for providing advice in relation to the Placing and Open Offer or any other matter referred to in this document. Collins Stewart has not authorised the contents of any part of this document for the purposes of Regulation 13(1)(g) of the POS Regulations.

Collins Stewart’s responsibilities as Nominated Adviser and Broker are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or to any other person in respect of their decision to acquire Offer Shares in reliance on any part of this document. No representation or warranty, express or implied, is made by Collins Stewart Limited as to any of the contents of this document.

An investment in the Company involves a significant degree of risk and may not be suitable for all recipients of this document. A prospective investor should consider carefully whether an investment in the Company is suitable for him in the light of his personal circumstances and the financial resources available to him.

The offer and sale of the Offer Shares is not being made, directly or indirectly, to, or for the account or benefit of any US Person or in or into the United States, Canada, Australia, the Republic of Ireland, Japan or South Africa and the Application Form enclosed with this document must not be mailed or otherwise distributed or sent in or into the United States of America, Canada, Australia, the Republic of Ireland, Japan or South Africa. The Offer Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Furthermore the Offer Shares have not been, and will not be, registered under the securities legislation of any state of the United States, any province of Canada, the Commonwealth of Australia, the Republic of Ireland, Japan or South Africa. Accordingly, unless an exemption under relevant securities laws is applicable, the Offer Shares may not be offered, sold or delivered, directly or indirectly to, or for the account or benefit of any US Person or, in or into the United States, Canada, Australia, the Republic of Ireland, Japan and South Africa.

The latest time for acceptance and payment in full under the Open Offer is 3.00 pm on 24 December 2003. The procedure for acceptance and payment is set out in Part II of this document and in the accompanying Application Form. An application may only be made on the Application Form, which is personal to the shareholder(s) named thereon and may not be assigned transferred or split except to satisfy bona fide market claims. To be valid, Application Forms must be returned, together with the appropriate remittance, by post or by hand to Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive not later than 3.00 pm on 24 December 2003.

Notice of an Extraordinary General Meeting of BioProgress plc, to be held at the offices of Dechert, 2 Serjeants’ Inn, London EC4Y 1LT at 11.00 am on 27 December 2003 is set out at the end of this document. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed Form of Proxy for use at the meeting. To be valid, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to Capita Registrars as soon as possible and in any event so as to arrive not later than 11.00 am on 27 December 2003. Completion and return of a Form of Proxy will not prevent a Shareholder from attending and voting at the meeting in person.

DIRECTORS, SECRETARY AND ADVISERS

Directors:

Peter Glynn-Jones (aged 57), Non-Executive Chairman

Robert Graham Mason Hind (aged 53), Chief Executive

Malcolm David Brown (aged 44), Technical Director

Larry Charles Shattles (aged 60), Sales and Marketing Director

Alan Clarke (aged 53), Non-Executive Director

Graham Cole (aged 57), Non-Executive Director

Registered Office:	14 Hostmoor Avenue March Cambridgeshire PE15 0AX

Secretary:	Elizabeth Edwards ACCA

Nominated Adviser and Broker:	Collins Stewart Limited 9th Floor 88 Wood Street London EC2V 7QR

Reporting Accountants and Registered Auditor:	Grant Thornton Byron House Cambridge Business Park Cowley Road Cambridge Cambridgeshire CB4 0WZ

Solicitors and US counsel to the Company:	Dechert 2 Serjeants’ Inn London EC4Y 1LT

Solicitors to the Placing and Open Offer:	Nabarro Nathanson Lacon House Theobald’s Road London WC1X 8RW

Registrars:	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

Receiving Agent:	Capita IRG Plc Corporate Actions PO Box 166 The Registry 34 Beckenham Road Beckenham Kent BR3 4TH

DEFINITIONS

The following definitions apply throughout this document, the Application Form and the Form of Proxy, unless the context otherwise requires:

“Act”	the Companies Act 1985, as amended

“Admission”	the admission of the Offer Shares to trading on AIM becoming effective in accordance with the AIM Rules

“AIM”	the Alternative Investment Market of the London Stock Exchange

“AIM Rules”	the rules published by the London Stock Exchange governing admission to, and the operation of, AIM

“Application Form”	the personalised application form accompanying this document for use by Qualifying Shareholders in connection with the Open Offer

“Articles”	the articles of association of the Company

“Board” or “Directors”	the board of directors of the Company whose names are set out at page 3 of this document

“Business”	the business of the Group as carried on from time to time

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form

“Collins Stewart”	Collins Stewart Limited

“Company” or “BioProgress”	BioProgress plc

“Convertible Shares”	4% convertible redeemable non-voting preference shares of 0.5p each in the capital of the Company

“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which Crestco Limited is the Operator (as defined in the CREST Regulations) in accordance with which securities may be held and transferred in uncertificated form

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company convened for 11.00 am on 29 December 2003 (or any adjournment thereof), notice of which is set out at the end of this document

“Enlarged Share Capital”	the total issued share capital of the Company, as enlarged by the issue of the Offer Shares

“Existing Ordinary Shares”	the Ordinary Shares in issue at the date of this document

“Form of Proxy”	the form of proxy accompanying this document for use by Shareholders in connection with the EGM

“FSMA”	the Financial Services and Markets Act 2000, as amended

“Group”	the Company and its subsidiaries

“London Stock Exchange”	London Stock Exchange plc

“Non-Convertible Shares”	4% redeemable non-convertible non-voting preference shares of 0.5p each in the capital of the Company

“notional Ordinary Shares”	the number of Ordinary Shares Qualifying Convertible Shareholders would have held if the number of Convertible Shares held by them at the close of business immediately before the Record Date had been converted in full into Ordinary Shares at the applicable conversion rate set out in the Articles

“Official List”	the official list of the UK Listing Authority

“Ordinary Shares”	ordinary shares of 1p each in the capital of the Company

“Offer Shares”	the 14,559,444 new Ordinary Shares which are the subject of the Placing and Open Offer

“Open Offer”	the conditional offer by Collins Stewart, on behalf of the Company, to Qualifying Shareholders to subscribe for the Offer Shares at the Placing Price on the terms and subject to the conditions set out in Part II of this document and in the Application Form

“Overseas Shareholders”	Shareholders or holders of Convertible Shares on the register of members of the Company on the Record Date who have registered addresses outside the UK or who are citizens, residents or nationals of countries other than the UK

“Participant ID”	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant

“Placees”	persons to whom Offer Shares are conditionally allotted pursuant to the Placing

“Placing”	the conditional placing by Collins Stewart, subject to the rights of Qualifying Shareholders under the Open Offer, of 14,559,444 Ordinary Shares at the Placing Price described in this document

“Placing and Open Offer”	the conditional Placing and Open Offer together

“Placing and Open Offer Agreement”	the conditional agreement dated 3 December 2003 between the Company and Collins Stewart, further details of which are set out in paragraph 10 of Part III of this document

“Placing Price”	50p per Offer Share

“Qualifying Convertible Shareholders”	holders of Convertible Shares on the register of members of the Company on the Record Date other than certain Overseas Shareholders, as described in the paragraph headed “Overseas Shareholders” in Part II of this document

“Qualifying Ordinary Shareholders”	Shareholders on the register of members of the Company on the Record Date other than certain Overseas Shareholders, as described in the paragraph headed “Overseas Shareholders” in Part II of this document

“Qualifying Shareholders”	Qualifying Convertible Shareholders and Qualifying Ordinary Shareholders

“Record Date”	the record date for the Open Offer, being the close of business on 1 December 2003

“Reincorporation”	the merger completed on 21 May 2003 of BioProgress Holdings Inc., a wholly owned subsidiary of the Company, with and into BioProgress Technology International, Inc. pursuant to an Agreement and Plan of Merger dated 18 December 2002 and amended on 28 February 2003 pursuant to which BioProgress Technology International, Inc survived as a wholly owned subsidiary of the Company (other than 595,506 shares of series C Preferred Stock owned by Larry Shattles, a director of the Company and his immediate family, which represent approximately 1.2 per cent. of the outstanding stock of BioProgress Technology International, Inc.)

“Resolution”	the resolution to be proposed at the EGM

“Securities Act”	the US Securities Act of 1933, as amended

“Share Option Scheme”	the Inland Revenue approved and unapproved BioProgress plc Executive Share Option Scheme 2003 referred to in paragraph 6 of Part III of this document

“Shareholders”	holders of Ordinary Shares

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA, including, where the context permits, any committee, employee, officer or servant to whom any functions of the UK Listing Authority may from time to time be delegated

“uncertificated” or “in uncertificated form”	recorded on the relevant register of the share or other security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

“US” or “United States”	the United States of America, its territories and possessions of any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction

“US$”	US dollars

“Warrants”	the existing warrants to subscribe for Ordinary Shares as described in paragraph 5 of Part III of this document

PLACING AND OPEN OFFER STATISTICS

Placing Price	50p

Market capitalisation at the Placing Price	£50.9 million

Number of Ordinary Shares to be issued under the Placing and Open Offer	14,559,444

Number of Ordinary Shares in issue following the Placing and Open Offer	101,876,614

Percentage of Ordinary Shares subject to the Placing and Open Offer	17 per cent.

Gross proceeds of the Placing and Open Offer	£7.3 million

Proceeds of the Placing and Open Offer (after expenses) receivable by the Company	£6.6 million

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2003

Record Date for the Open Offer	close of business on 1 December

Latest time and date for splitting of Application Forms (to satisfy bona fide market claims only)	3.00 pm on 22 December

Latest time and date for receipt of Application Forms and payment in full under the Open Offer	3.00 pm on 24 December

Latest time and date for receipt of Forms of Proxy	11.00 am on 27 December

Extraordinary General Meeting	11.00 am on 29 December

Dealings in the Offer Shares expected to commence on AIM	8.00 am on 31 December

CREST member accounts credited	31 December

2004

Expected date of despatch of definitive certificates (where applicable)	by 7 January

PART I

Letter from the Chairman of BioProgress plc

(Registered in England and Wales under the Companies Act 1985 with registered number 4617139)

Directors:	Registered Office:
Peter Glynn-Jones Non-Executive Chairman	14 Hostmoor Avenue
Graham Hind Chief Executive	March
Malcolm David Brown Technical Director	Cambridgeshire
Larry Charles Shattles Sales and Marketing Director	PE15 0AX
Alan Clarke Non-Executive Director
Graham Cole Non-Executive Director
3 December 2003

To Qualifying Shareholders and, for information only, to holders of options granted under the Share Option Scheme and holders of Warrants

Dear Shareholder

Proposed Placing and Open Offer

Introduction

As announced today, BioProgress proposes to raise approximately £6.6 million (net of expenses) by way of a Placing and Open Offer of 14,559,444 new Ordinary Shares at a price of 50p per share. The Placing and Open Offer is underwritten by Collins Stewart. Qualifying Shareholders have the right to subscribe for new Ordinary Shares in accordance with the terms of the Open Offer, details of which are set out below and in the letter from Collins Stewart in Part II of this document.

The purpose of this document is to explain to Shareholders the reasons for the Placing and Open Offer, to explain why your Board believes that the Placing and Open Offer is in the best interests of the Company and the Shareholders and to recommend that Shareholders vote in favour of the Resolution to be proposed at the Extraordinary General Meeting.

Overview of the Business

The Company is primarily involved in the development and commercialisation of patents covering water soluble and biodegradable films and the process machinery associated with the manufacture and end-use of such products. The films and machines are marketed under the headline brand, XGEL®.

The Company is focussing on high value applications for its technologies and is developing new oral dosage forms under the XGEL® brand for the pharmaceutical and dietary supplement markets. The films are used to replace the existing gelatin based capsule or tablet coatings that traditionally have been used to deliver pharmaceutical products and dietary supplements (such as vitamins) into the human body. The Directors believe that the XGEL® film system gelatin-free soft capsule not only provides consumers with the choice of an animal-free soft capsule, but its novel design is expected to deliver significant advantages in the manufacturing process when compared to traditional encapsulation processes, many of which may lead to a cheaper cost for the encapsulation process overall.

In addition, to the XGEL® ingestible encapsulation products, the Company has developed non-ingestible applications for products such as bath beads. The Company has also developed a patented flushable and biodegradable ostomy pouch and has licensed this technology exclusively to Convatec, a division of Bristol Myers Company, Inc., a global industry leader in this market.

Background to, and reasons for, the Placing and Open Offer

The Company was admitted to trading on AIM in May 2003 and simultaneously raised £5 million (before expenses) which was primarily used to finance the commercialisation of the XGEL® film system. The Company has made considerable progress since flotation in developing the Business. In particular, BioProgress has:

•	delivered its first two XGEL® TABWRAP® machine systems to customers in August 2003. Both machines are small scale pilot versions;

•	completed the design and build of the first small scale pilot XGEL® NROBE® machine which was delivered to Farmasierra in September 2003. Farmasierra are currently carrying out a further development and validation programme;

•	executed a letter of intent to enter into a global strategic alliance with FMC BioPolymer (a division of FMC Corporation Inc.). Negotiation of binding agreements has commenced whereby FMC BioPolymer will acquire an exclusive worldwide licence for the NROBE® dosage form, process, equipment and enabling technologies and will be solely responsible for the commercialisation of NROBE® systems and associated films;

•	signed a contract in October 2003 with Harro Hoefliger GmbH whereby Harro Hoefliger is appointed as the exclusive builder, supplier and service and warranty provider for all TABWRAP®, SWALLOW, SEPTUM® and NROBE® machines; and

•	executed a letter of intent on 24 November 2003 with a major US non-prescription pharmaceutical company (whose name must remain confidential for commercial reasons) in respect of a transaction in which the Company will grant a license for one of BioProgress’ XGEL® dosage forms in North America and the European Union.

Corporate transactions post flotation

The potential global strategic alliance with FMC Biopolymer presents a significant opportunity for the Group. FMC Corporation Inc. is a US corporation with a US$2 billion turnover and the FMC BioPolymer division, is a specialist in excipient formulations and the supply of materials to the pharmaceutical industry globally for the manufacture of medicines.

Providing the necessary scientific resources and infrastructure to effectively market the NROBE® technology to the major pharmaceutical companies globally is a challenging prospect. The Directors believe that the proposed alliance with FMC could bring expertise, pharmaceutical industry commercial contacts and resources to the Group which would enable a faster and more effective commercial rollout of the NROBE® technology.

A requirement of the alliance with FMC is that a pharmaceutical standard (cGMP) production source of the BioProgress proprietary films is established. In addition to meeting the obligations pursuant to the FMC strategic alliance, the establishment of a BioProgress film facility would offer a number of advantages. In the opinion of the Directors, it would:

•	ensure that Group has control over the quality and supply of film thereby increasing customer confidence;

•	remove the current reliance upon third party manufacturers;

•	enable the Group the develop and produce a new generation of pharmaceutical standard film products; and

•	enhance the margins of the Group on the ongoing supply of film.

The agreement executed with Harro Hoefliger in October 2003 is also an important strategic alliance for the Group and provides comfort to existing and prospective customers transferring their products into the Group’s dosage forms. Harro Hoefliger have a high quality machine design and build capability, a global installation and service network and an impressive record of service with most of the global pharmaceutical companies.

The name of the US pharmaceutical company with whom BioProgress executed a letter of intent on 24 November 2003 must at this time remain confidential for commercial reasons. It is a large company within its sector and influential within the US non-prescription pharmaceutical market as a whole. The potential benefits to BioProgress of this alliance are substantial in future revenue terms but also as a validation and endorsement of the new BioProgress dosage form technology. The provision of US based cGMP film capacity through this alliance, in addition to the Group’s own capacity in the UK, is also a major strategic benefit for BioProgress and, in the opinion of the Directors, will be seen as a real advantage to existing and new customers in North America.

Use of Proceeds

The proceeds raised will be used to create a cGMP film production capability to ensure BioProgress can meet the obligations required by the proposed strategic alliance with FMC and also to meet the requirements of customers for the other BioProgress technologies.

Current trading and prospects

The Company continues to focus on the development of its technologies and the delivery of these technologies into the market place and more particularly the expanding customer base which the Company has built up. The Directors have been encouraged by the progress currently being made in both the laboratory and the negotiations for strategic alliances and partnerships. Accordingly, the Directors view both the outlook for the current and forthcoming financial years with confidence.

Details of the Placing and Open Offer

The Company is proposing to raise approximately £7.3 million (£6.6 million net of expenses), by the allotment and issue of 14,559,444 Offer Shares pursuant to the Placing and Open Offer. The Offer Shares have been conditionally placed by Collins Stewart with institutional investors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

The Open Offer is made by Collins Stewart on behalf of BioProgress. Under the Open Offer, Qualifying Ordinary Shareholders may subscribe for Offer Shares at the Placing Price pro rata to their shareholdings on the Record Date on the basis of:

1 Offer Share for every 6 Existing Ordinary Shares

held on the Record Date and so in proportion for any other number of Existing Ordinary Shares then held.

Under the terms of the Articles, Qualifying Convertible Shareholders are entitled to participate in the Open Offer. In accordance with the Articles, the entitlement of each Qualifying Convertible Shareholder has been calculated by reference to the notional holding of Ordinary Shares which such Qualifying Convertible Shareholder would have held had he converted his Convertible Shares in full immediately prior to the Record Date at the conversion rate then applicable.

Accordingly, Qualifying Convertible Shareholders are being given the opportunity to subscribe under the Open Offer for Offer Shares at the Placing Price, pro rata to their number of notional Ordinary Shares on the basis of:

1 Offer Share for every 6 Ordinary Shares

notionally held by such Qualifying Convertible Shareholders at the close of business on the Record Date (and so in proportion for any other number of Ordinary Shares then notionally held).

Where appropriate, entitlements of Qualifying Shareholders will be rounded down to the nearest whole number of Ordinary Shares and any fractional entitlements to Offer Shares which would otherwise have arisen will be disregarded in calculating Qualifying Shareholders’ pro rata entitlements. Such fractional entitlements will be aggregated and allotted to Placees under the Placing, with the proceeds retained for the benefit of the Company. To the extent that the Offer Shares are not taken up under the Open Offer they will fall to be allotted to Placees under the Placing.

An irrevocable undertaking has been obtained from each of the Directors who holds Ordinary Shares and certain shareholders not to take up their respective entitlements under the Open Offer in respect of 2,519,354 Ordinary Shares in aggregate, representing approximately 17 per cent. of the new Ordinary Shares to be issued under the Placing and Open Offer and, accordingly, Collins Stewart has conditionally placed these shares firm.

The Offer Shares will, when issued, rank pari passu in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on or after, or by reference to a record date on or after, the date of their issue and will be issued free of all liens, charges and encumbrances It is expected that Admission will become effective and dealings in the Offer Shares will commence on AIM on 31 December 2003.

The principal terms of the Placing and Open Offer Agreement, including the commission payable to Collins Stewart, are set out paragraph 10 of Part III of this document.

The Placing and Open Offer are conditional, inter alia, upon; (i) the passing (without material amendment) of the Resolution by the Shareholders at the EGM; (ii) the Placing Agreement having become unconditional in all respects (save for the condition relating to Admission) and not having been terminated in accordance with its terms; and (iii) Admission becoming effective not later than 8.00 am on 31 December 2003 (or such later time and/or date as Collins Stewart and the Company may agree in writing, being not later than 8.00 am on 7 January 2004). Accordingly, set out at the end of this document you will find a notice convening the EGM at which the Resolution will be proposed.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and that any Offer Shares not applied for under the Open Offer will be allotted to Placees under the Placing for the benefit of the Company. The Application Form is not a document of title and cannot be traded or (save to satisfy bona fide market entitlements) transferred.

Further details of the Open Offer and the terms and conditions on which it is being made, including the procedure for acceptance and payment, are set out in Part II of this document and in the Application Form. To be valid, Application Forms must be received by Capita IRG Plc not later than 3.00 pm on 24 December 2003.

The attention of Qualifying Shareholders who have registered addressed outside the United Kingdom or who are residents in, or citizens of, countries other than the United Kingdom, is drawn to the paragraph headed “Overseas Shareholders” in Part II of this document.

Extraordinary General Meeting

An Extraordinary General Meeting of the Company has been convened for 11.00 am on 29 December 2003. At the EGM, Shareholders will be asked to consider the Resolution, which requires a majority of not less than 75 per cent. of Shareholders voting in person or on a poll by proxy in favour of the Resolution at the EGM and which is conditional upon Admission. The Resolution will be proposed as follows:

(a)	to increase the authorised share capital of the Company from £1,200,850 to £1,500,850 by the creation of 30,000,000 further Ordinary Shares, which represents an increase of approximately 25 per cent. over the current authorised share capital of the Company. The purpose of the increase is to create sufficient additional share capital to satisfy the issue of the Offer Shares pursuant to the Placing and Open Offer. There will, in addition, be a balance of 48,123,386 authorised but unissued Ordinary Shares, representing approximately 32 per cent. of the authorised share capital;

(b)	to confer the authority on the Directors pursuant to section 80 of the Act to allot the Offer Shares for the purpose of the Placing and the Open Offer and a further 48,123,386 Ordinary Shares representing approximately 32 per cent. of the enlarged issued Ordinary Share capital following the Placing and Open Offer. The authority will lapse on the earlier of 15 months from the date of the passing of the Resolution or the conclusion of the next annual general meeting of the Company unless previously revoked or varied by the Company in general meeting; and

(c)	to empower the Directors to allot equity securities for cash other than pro rata to Shareholders, first in connection with the Placing and Open Offer and secondly in respect of a further 10,187,661 Ordinary Shares, representing 10 per cent. of the enlarged issued Ordinary Share capital following the Placing and Open Offer. The authority will lapse on the earlier of 15 months from the date of the passing of the Resolution or the conclusion of the next annual general meeting of the Company unless previously revoked or varied by the Company in general meeting.

Following the Placing and Open Offer, 48,123,386 Ordinary Shares will remain authorised but unissued (representing approximately 32 per cent. of the authorised ordinary share capital of the Company), a margin which your Directors consider desirable in order to retain flexibility for the future. Of this number, up to 20,017,998 Ordinary Shares will be reserved for the exercise of employee share options and other options granted by the Company pursuant to the Share Option Scheme and the exercise of Warrants.

The Directors have no present intention of allotting any Ordinary Shares pursuant to the authority proposed to be granted to them at the Extraordinary General Meeting, save for the allotment of the Offer Shares and the allotment of Ordinary Shares in the event of share options or warrants being exercised.

Taxation

Information regarding United Kingdom taxation is set out in paragraph 13 of Part III of this document. If you are in any doubt as to your tax position, you should contact your independent professional adviser immediately.

Further information

Your attention is drawn to Parts II and III of this document and the Application Form.

Action to be taken

(a)	In respect of the EGM

You will find enclosed with this document a reply paid Form of Proxy for use by Shareholders at the EGM. Whether or not you intend to be present at the EGM, you are requested to complete the Form of Proxy in accordance with the instructions printed thereon as soon as possible. To be valid, completed Forms of Proxy must be received by Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent BR3 4BR as soon as possible and, in any event, not later than 11.00 am on 27 December 2003, being 48 hours before the time appointed for holding the EGM. Completion of a Form of Proxy will not preclude you from attending the meeting and voting in person if you so choose.

(b)	In respect of the Open Offer

Qualifying Shareholders who wish to apply for the Offer Shares to which they are entitled under the Open Offer should follow the instructions on the Application Form accompanying this document, which should be returned, together with their application monies, so as to be received by post or by hand to Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, as soon as possible but, in any event, not later than 3.00 pm on 24 December 2003. Application Forms received after that time may be treated as being invalid. A reply paid envelope is enclosed for your convenience.

YOUR ATTENTION IS DRAWN TO THE PARAGRAPHS HEADED “PROCEDURE FOR APPLICATION” AND “PROCEDURE FOR PAYMENT” IN THE LETTER FROM COLLINS STEWART IN PART II OF THIS DOCUMENT.

If you do not wish to apply for any of the Offer Shares you should not complete or return an Application Form. Holders of Existing Ordinary Shares are nevertheless requested to complete and return the Form of Proxy.

Recommendation

Your Directors, who have been advised by Collins Stewart, consider that the Placing and Open Offer is in the best interests of the Company and the Shareholders taken as a whole. In providing advice to the Directors, Collins Stewart has placed reliance on the Directors’ commercial assessments of the Group’s financial position and prospects.

Accordingly, your Directors unanimously recommend you to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting. The Directors have irrevocably undertaken to vote in favour of the Resolution in respect of their own beneficial holdings of 5,044,550 Ordinary Shares held at the date of this document representing approximately 5.78 per cent. of the Company’s existing issued ordinary share capital.

Yours faithfully

Peter Glynn-Jones

Chairman

PART II

Letter from Collins Stewart

[GRAPHIC APPEARS HERE]	Collins Stewart Limited
(Incorporated and registered in England and Wales under the Companies Act 1985 No 1774003)	9th floor

88 Wood Street

London EC2V 7QR

3 December 2003

To Qualifying Shareholders and, for information only, to the holders of options granted under the Share Option Scheme and holders of Warrants

Dear Shareholder

PROPOSED PLACING AND OPEN OFFER

Your Chairman has, in his letter set out in Part I of this document, given details of proposals to raise up to £6.6 million (net of expenses), by means of the Placing and Open Offer. The net proceeds will be used for the purposes set out in that letter. The Placing and Open Offer has been underwritten by Collins Stewart. The Offer Shares have been conditionally placed by Collins Stewart with institutional investors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

An irrevocable undertaking has been obtained from each of the Directors who holds Ordinary Shares and certain shareholders not to take up their respective entitlements under the Open Offer in respect of 2,519,354 Ordinary Shares in aggregate, representing approximately 17 per cent. of the Offer Shares and, accordingly, Collins Stewart has conditionally placed these shares firm.

This letter contains the formal terms of the Open Offer and should be read in conjunction with the remainder of this document and the Application Form.

The Open Offer

Subject to the terms and conditions set out in this letter and in the Application Form, Collins Stewart, as agent for the Company, hereby invites applications from Qualifying Shareholders to subscribe for the Offer Shares at a price of 50p per Offer Share payable in full in cash on application, free from all commissions and expenses.

Qualifying Ordinary Shareholders may apply for any whole number of Offer Shares up to and including their maximum pro rata entitlement being:

1 Offer Share for every 6 Existing Ordinary Shares

held by them at the close of business on the Record Date, and so as in proportion to any other number of existing Ordinary Shares then held.

Under the terms of the Articles, Qualifying Convertible Shareholders are entitled to participate in the Open Offer. In accordance with the Articles, the entitlement of each Qualifying Convertible Shareholder has been calculated by reference to the notional holding of Ordinary Shares which such Qualifying Convertible Shareholder would have had had he converted his Convertible Shares in full immediately prior to the Record Date at the conversion rate then applicable.

Accordingly, Qualifying Convertible Shareholders are being given the opportunity to subscribe under the Open Offer for Offer Shares at the Placing Price, pro rata, to their number of notional Ordinary Shares on the basis of:

1 Offer Share for every 6 Ordinary Shares

notionally held by such Qualifying Convertible Shareholders at the close of business on the Record Date (and so in proportion for any other number of notional Ordinary Shares then notionally held).

Fractional entitlements to Offer Shares will not be issued to Qualifying Shareholders and no cash payments will be made in lieu of fractional entitlements. Accordingly, the entitlements of Qualifying Shareholders will be rounded down to the nearest whole number of Offer Shares. Any fractional entitlements arising under the Open Offer will be aggregated and sold under the Placing for the benefit of the Company. Applications by Qualifying Shareholders will be satisfied in full up to their pro rata entitlement.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and that any of the Offer Shares not applied for under the Open Offer will be allotted to Placees under the Placing for the benefit of the Company. The Application Form is not a document of title and cannot be traded or (save to satisfy bona fide market entitlements) transferred.

Certain fees are payable to Collins Stewart for its services under the Placing and Open Offer Agreement, which contains warranties and indemnities given by the Company to Collins Stewart and also provisions entitling Collins Stewart to terminate its obligations in certain circumstances prior to Admission. Further details of the Placing and Open Offer Agreement are set out in paragraph 10 of Part III of this document.

The Placing and Open Offer is conditional upon the Placing and Open Offer Agreement becoming wholly unconditional by no later than 31 December 2003 (or such later date, being not later than 8.00 am on 7 January 2004, as the Company and Collins Stewart may agree) and not being terminated in accordance with its terms.

The Placing and Open Offer Agreement is subject, amongst other things, to satisfaction of all of the following conditions by not later than 31 December 2003 or such later date (being not later than 8.00 am on 7 January 2004) as Collins Stewart and the Company may agree:

(i)	the passing (without amendment not approved by Collins Stewart) of the Resolution;

(ii)	the Placing and Open Offer Agreement becoming unconditional and not being terminated; and

(iii)	Admission.

If these conditions are not fulfilled by the relevant dates, the Open Offer will lapse and application monies will be refunded to applicants by cheque (at their own risk) by post within fourteen days thereafter without interest.

The new Ordinary Shares issued pursuant to the Placing and Open Offer, when issued, will be fully paid and will rank pari passu in all respects with the Existing Ordinary Shares and will carry the right to receive all dividends and other distributions declared, made or paid in relation to a record date after their issue. They will be issued free from all liens, charges and encumbrances.

Application will be made to the London Stock Exchange for the Offer Shares to be admitted to trading on AIM. It is expected that Admission will become effective and that dealings will commence on AIM on 31 December 2003.

Procedure for application

The Application Form shows the number of Existing Ordinary Shares (or, if appropriate, the number of notional Ordinary Shares) registered in your name on the Record Date and also shows the basic entitlement to Offer Shares for which you may apply and the amount you should pay if you wish to take up your basic entitlement in full. You may apply for less than your basic entitlement if you wish. Any monies received from you in excess of the amount due in respect of your application will be returned to you without interest and at your own risk.

The Application Form incorporates further terms and conditions of the Open Offer and must be used if you wish to apply for Offer Shares.

If you wish to take up your entitlement under the Open Offer, in whole or in part, your Application Form must be completed and returned in accordance with the instructions printed thereon, together with a remittance for the full amount payable in respect of the number of Offer Shares for which you are applying, by post to Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive as soon as possible but in any case not later than 3.00 pm on 24 December 2003, at which time the Open Offer will close. A reply-paid envelope is provided for your convenience. Collins Stewart and the Company reserve the right (but shall not be obliged) to accept either applications received after 3.00 pm on 24 December 2003 (but not later than 10.00 am on 29 December 2003) with an envelope bearing a legible postmark not later than 3.00 pm on 24 December 2003 or applications in respect of which remittances are received prior to 3.00 pm on 24 December 2003 from an authorised person as defined in FSMA specifying the number of Offer Shares concerned and undertaking to lodge the relevant Application Form duly completed in due course, and to treat any other application not strictly complying with the terms of the application as nevertheless valid. Please allow at least four working days for delivery. Applications made under the Open Offer are irrevocable and will not be acknowledged.

If you do not wish to apply for any of the Offer Shares you should not complete or return an Application Form. Shareholders are nevertheless requested to complete and return the Form of Proxy whether or not they intend to attend the Extraordinary General Meeting.

Applications to subscribe for the appropriate number of the Offer Shares may only be made on the enclosed Application Form (and not via CREST) which is personal to the Shareholder named thereon and may not be assigned, split or transferred other than to satisfy bona fide market claims pursuant to the Rules of the London Stock Exchange. If you have recently sold all or part of your holding of Existing Ordinary Shares, you should consult your stockbroker, bank or other agent through whom the sale was effected as soon as possible. The invitation to subscribe for Offer Shares under the Open Offer may represent a benefit, which can be claimed from you by the purchaser under the rules of the London Stock Exchange. In order to facilitate any such claim, you are asked to follow the instructions printed on the Application Form which is not a document of title and which cannot be traded.

Your right to subscribe for the appropriate number of the Offer Shares as set out in this letter will lapse, save as set out above, and no application to subscribe for such Offer Shares will be considered, unless the Application Form is submitted in accordance with the provisions of this letter and the provisions of the Application Form itself and is received by Capita IRG Plc at the address quoted above, by not later than 3.00 pm on 24 December 2003.

Procedure for payment

Cheques or bankers’ drafts should be made payable to “Capita IRG plc A/C BioProgress Plc” and crossed “A/C Payee only” and must be drawn in sterling on a bank or building society in the United Kingdom, the Channel Islands, the Isle of Man or the Republic of Ireland which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or bankers’ drafts to be presented for payment through the clearing facilities provided for the members of either of those companies and (i) must bear the appropriate sort code number in the top right hand corner and (ii) must be for the full amount payable on application. The Company reserves the right to reject applications unless these requirements are fulfilled.

Collins Stewart reserves the right to present cheques and bankers’ drafts on receipt. If cheques or bankers’ drafts are presented for payment before the closing date of the Open Offer, the application monies will be kept in a separate bank account and any interest earned will be retained for the benefit of the Company. Collins Stewart reserves the right to seek special clearance of cheques to enable the Company to obtain value for remittances at the earliest opportunity. Qualifying Shareholders should note that applications will be irrevocable and that it is a term of the Open Offer that applicants warrant that cheques and bankers’ drafts will be honoured on first presentation. The Company may elect to treat as invalid any applications in respect of which a remittance is not so honoured. No receipts will be issued for amounts paid on application.

The Company or its agents may withhold definitive share certificates or registration into CREST pending clearance of any cheque or banker’s draft. No interest will be allowed on payments made before they are due.

An Application Form may be treated by the Company and Collins Stewart (at their sole discretion) as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions or not accompanied by the required remittance or a power of attorney (where required) or verification of identity satisfactory to Capita IRG Plc to ensure that the Money Laundering Regulations 1993 (as amended and supplemented) (the “Money Laundering Regulations”) would not be breached by acceptance of the payment submitted in connection with the Application Form.

All enquiries in connection with the Application Forms should be addressed to Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH (telephone number 0870 162 3100 or if calling from overseas, +44 208 639 2157).

Money laundering provisions

It is a term of the Open Offer that, to ensure compliance with the Money Laundering Regulations, Capita IRG Plc may require verification of identity from any person lodging an Application Form (an “applicant”). Return of an Application Form with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations will not be breached by the acceptance of the remittance and an undertaking from the applicant to provide verification of identity satisfactory to the Company’s receiving agents, Capita IRG Plc, if so requested. Failure to provide satisfactory evidence of identity if requested to do so may result in a delay in the despatch of a definitive share certificate in respect of Offer Shares or a delay in the crediting of the CREST account. If, within a reasonable period of time following a request for verification of identity, but in any event not later than 3.00 pm on 24 December 2003, the Company’s receiving agents, Capita IRG Plc, have not received evidence satisfactory to them as aforesaid, the Company may (at its absolute discretion) elect either not to treat as valid the relevant application or to terminate the contract of allotment, in which event the money payable or paid in respect of the application (to the extent provided) will be returned (without interest) to the account of the drawee bank or building society from which such sums were originally debited (but in each case without prejudice to any rights the Company may have to take proceedings to recover in respect of loss or damage suffered or incurred by it as a result of the failure of the applicant to produce satisfactory evidence as aforesaid).

If the value of your application exceeds €15,000 (or is one of the series of linked applications, the aggregate value of which exceeds that amount) and either you do not pay by a cheque drawn on an account in your own name and/or the account from which payment is made is not held with an institution that has permission to accept deposits under Part IV of FSMA to accept deposits, or under paragraph 5(b) and paragraph 15 of Schedule 3 to FSMA, or is an authorised credit institution under Article 1 of the Banking Consolidation Directive (2000/12/EC), the verification of identity requirements of the Money Laundering Regulations will apply. Capita IRG Plc is entitled to require, at its absolute discretion, verification of identity from any applicant including, without limitation, any person who either (i) tenders payment by way of a cheque or banker’s draft drawn on an account in the name of a person or persons other than the applicant or (ii) appears to Capita IRG Plc to be acting on behalf of some other person.

Payments should, if possible, be made by a cheque drawn on the applicant’s own account. In any other case (for example, if payment is made with a cheque drawn by a third party, a building society cheque or a bankers’ draft), applicants should:

(i)	write their name, address and date of birth on the back of the cheque or bankers’ draft;

(ii)	if a building society cheque or bankers’ draft is used, ask the building society or bank to endorse on the cheque the name and account number of the person whose building society or bank account is being debited, such endorsement being validated by a stamp and authorised signature; and

(iii)	if the application is being made by the applicant as agent for one or more persons, indicate on the Application Form whether the applicant is a UK, Irish or EU regulated person or institution (for example, a bank or stockbroker) and specify the applicant’s status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will, on demand, make such evidence available to Capita IRG Plc, or other relevant authority. If an applicant is not a UK, Irish or EU regulated person or institution, please contact Capita IRG Plc (telephone 0870 162 3100 or, if calling from overseas, +44 208 639 2157).

If the Application Form is delivered by hand, the person making payment should ensure that he has with him evidence of identity bearing his photograph (for example, a full valid passport) and evidence of his address.

Neither the Company nor Collins Stewart shall be responsible for or have any liability for loss or damage (whether actual or alleged) arising from the election by the Company to treat an application in respect of Offer Shares lodged by any applicant as invalid or to terminate the contract of allotment as a result of Capita IRG Plc not having received evidence reasonably satisfactory to it as to the identity of the persons lodging the Application Form within a reasonable period of time of Capita IRG Plc having requested such information.

All enquiries in relation to the Application Forms should be addressed to Capita IRG Plc (telephone number 0870 162 3100 or, if calling from overseas, +44 208 639 2157).

Overseas Shareholders

(a)	General

Any offer of any of the Offer Shares pursuant to the Open Offer to Shareholders resident outside the United Kingdom may be affected by the law or regulatory requirements of their relevant jurisdictions. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their entitlements.

Receipt of this document and/or an Application Form by a Qualifying Shareholder in any territory other than the United Kingdom will not constitute an invitation or offer to such holder, nor should such holder in any event use such Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him and such Application Form could lawfully be used without contravention of any regulation or other legal requirements. Unless this is the case, Application Forms are sent for information only, are confidential and should not be copied or distributed.

Accordingly, persons (including, without limitation, nominees and trustees) receiving this document and/or an Application Form should not, in connection with the Open Offer, distribute or send the same into any jurisdiction where to do so would or might contravene local securities laws or regulations. If an Application Form is received by any person in any such territory or by the agent or nominee of such person, he must not seek to take up the entitlement referred to in such Application Form except pursuant to an express agreement with the Company. Any person who does forward this document or an Application Form into any such territories (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient’s attention to the contents of this paragraph. It is the responsibility of any person (including, without limitation, nominees and trustees) outside the United Kingdom wishing to accept the offer of any of the Offer Shares comprised in the Application Form to satisfy himself as to full observance of the laws of any relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory. Overseas Shareholders who are in any doubt as to their position should consult their professional adviser.

In cases where Overseas Shareholders do not, or are unable to, take up Offer Shares to which they would otherwise be entitled, or where applications are treated as having been declined or invalid, the provisions relating to fractional entitlements set out under the heading “The Open Offer” above will apply. Subject to prior agreement with Collins Stewart, the Company reserves the right to treat as invalid any application for Offer Shares comprised in an Application Form which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the legislation or regulatory requirements of any jurisdiction or which does not give the relevant warranty set out in the Application Form.

Overseas Shareholders who wish and are permitted to take up their entitlement should note that payments must be made in pounds sterling.

(b)	United States and Canada

The offer and the sale of the Offer Shares and the Application Form have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States and no clearances have been obtained from the securities commission of any province in Canada.

Within the United States, the Application Form and the Offer Shares may not be offered, sold, renounced, taken up or delivered. Accordingly, the Open Offer is not being made in or into the United States or to, or for, the account or benefit of any US Person (as defined in Regulation S under the Securities Act).

This document is only being sent to Shareholders in the US for informational purposes in connection with the EGM. The Application Form is not being sent and may not be forwarded into the US.

The Company reserves the right to treat as invalid any Application Form which (i) appears to the Company or its agents to have been executed in or despatched from the United States or Canada; (ii) provides an address in the United States for delivery of definitive share certificates for Offer Shares allotted pursuant to the Open Offer; (iii) is from any person who does not give the relevant warranty set out in the Application Form to the effect that the person applying for Offer Shares is not, nor is acting for the account or benefit of a US person (as defined in Regulation S under the Securities Act) nor is resident in the United States or Canada; or (iv) the Company believes acceptance of such application may infringe applicable legal or regulatory requirements. The Company will not issue or allot Offer Shares to any Qualifying Shareholder with an address in the United States or Canada in whose favour an Application Form or Offer Shares is purported to be transferred or renounced.

For a period of 40 days after the consumation of the Placing and Open Offer, any offer, sale or transfer of Offer Shares within the United States by any dealer (whether or not participating in the Open Offer) may violate the registration requirements of the Securities Act.

No prospectus in connection with the distribution of the Offer Shares has been or will be filed with, and no exemptions will be obtained from, any securities commission or similar regulatory authority in Canada. Accordingly, the Offer Shares are not being offered nor may any be offered or sold directly or indirectly in Canada to persons resident in Canada or acquired for resale in Canada.

Persons (including without limitation, nominees and trustees) receiving an Application Form should not distribute or send it to persons in Canada. The Company reserves the right to reject Application Forms from, or in favour of, persons whom it believes are residents of Canada or persons who are acquiring any of the Offer Shares for resale in Canada.

(c)	Australia

No prospectus in relation to Offer Shares has been or will be lodged with, or registered by, the Australian Securities & Investments Commission. A person may not: (i) directly or indirectly offer for subscription or purchase, or issue an invitation to subscribe for or buy or sell, any of the Offer Shares; or (ii) distribute any draft or definitive document in relation to any such offer, invitation or sale in the Commonwealth of Australia, its states, territories or possessions (“Australia”) or to any resident of Australia (including corporations and other entities organised under the laws of Australia, but not including a permanent establishment of such corporation or entity located outside Australia). Accordingly, neither this document nor the Application Forms will be sent to Qualifying Shareholders with a registered address in Australia.

The Company reserves the right to treat as invalid any Application Form which appears to the Company to have been executed in or despatched from Australia or that provides an address in Australia for delivery of a definitive share certificate for the Offer Shares allotted pursuant to the Open Offer or from any person who does not give the relevant warranty set out in the Application Form or if it believes acceptance of such application may infringe applicable legal or regulatory requirements.

(d)	Republic of Ireland

As a result of regulations in the Republic of Ireland, the Open Offer is not being made to Shareholders resident in the Republic of Ireland. Neither this document nor the Application Form will be circulated in the Republic of Ireland. Application Forms sent from or post marked in the Republic of Ireland will be deemed to be invalid and the Company will not be bound to allot or issue any of the Offer Shares to any Shareholder or any other person with an address in the Republic of Ireland.

(e)	South Africa

In order to comply with South African law, Qualifying Shareholders resident in South Africa may require the prior approval of the South African Exchange Control authorities if they wish to take up their entitlements under the Open Offer.

(f)	Other overseas territories

Shareholders resident in other overseas territories should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their entitlement.

The entitlements to Offer Shares of persons referred to in paragraphs (b), (c) and (d) and, if appropriate, (f) will be aggregated and allotted to Placees under the Placing for the benefit of the Company.

Taxation

Appropriate advice in taxation should be sought by anyone proposing to subscribe for Offer Shares under the Open Offer. Further information on taxation can be found at paragraph 13 of Part III of this document.

Settlement and dealings

Application will be made to the London Stock Exchange for the Offer Shares to be admitted to trading on AIM. Subject to the satisfaction of the conditions in the Placing and Open Offer Agreement and to that agreement not having been terminated in accordance with its terms, it is expected that dealings on AIM will commence in the Offer Shares on 31 December 2003.

Qualifying Shareholders who currently hold Existing Ordinary Shares in uncertificated form will have their CREST accounts credited on 31 December 2003.

Non CREST holders cannot elect to put their shares in CREST. They will have to follow CREST procedures. Qualifying Shareholders who currently hold their Existing Ordinary Shares in certificated form but who wish to hold all or part of their holding of Offer Shares in uncertificated form will need to comply separately with the relevant CREST procedures for conversion of such shares into uncertificated form following receipt of their share certificates. Definitive share certificates in respect of Offer Shares are expected to be sent by first class post to Qualifying Shareholders, who have made valid applications, no later than 8.00 am on 7 January 2004 or, as appropriate, alterations are expected to be made to their relevant CREST account no later than 31 December 2003. No temporary documents of title will be issued and, pending the issue of definitive certificates, transfers will be certified against the register. Notwithstanding any provision of this document, the Company reserves the right to allot Offer Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST, or any part of CREST, or on the part of the facilities and/or system operated by the regulators in connection with CREST. This right may also be exercised if correct details relating to CREST are not included on an Application Form.

In the event that any of the conditions to the Placing and Open Offer Agreement are not satisfied by 31 December 2003 or such later date (being not later than 8.00 am on 7 January 2004) as Collins Stewart and the Company may decide, the Placing and Open Offer will not proceed and any application monies will be returned (without interest) by post at the risk of the Shareholder.

All documents or remittances sent by or to a Qualifying Shareholder, or as he may otherwise direct, will be sent through the post at his own risk.

Any instructions with regard to payments or notices which have been recorded by the Company or its registrar in respect of Existing Ordinary Shares held by a Qualifying Shareholder will apply to any Offer Shares subscribed by such holders under the Open Offer.

The Open Offer is not being extended to holders of options over Ordinary Shares under the Share Option Scheme or holders of Warrants.

General

You should note that Collins Stewart is acting for the Company and no one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to customers of Collins Stewart nor for providing advice in relation to the Placing and Open Offer.

Your attention is drawn to the further information set out in Parts I and III of this document and the terms and conditions set out in the Application Form.

Yours faithfully

for and on behalf of

Collins Stewart Limited

Stuart Lane

Director

PART III

Additional Information

1.	The Company’s incorporation

(a)	The Company was incorporated and registered in England and Wales under the Act on 13 December 2002 under the name BioProgress PLC with registered number 4617139 as a public limited company. The liability of the members of the Company is limited.

(b)	The registered office of the Company is at 14 Hostmoor Avenue, March, Cambridgeshire, PE15 0AX.

2.	The Company’s incorporation and share capital

(a)	The principal activity of BioProgress is that of a holding company. The principal activity of the Group is the research, development, manufacturing and marketing of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications.

(b)	At the date of incorporation, the Company had an authorised share capital of £1,000,850 divided into 100,000,000 Ordinary Shares (of which two shares were issued to the subscribers of the Memorandum of Association), 80,000 Convertible Shares and 90,000 Non-Convertible Shares. On 13 December 2002, 4,999,998 Ordinary Shares were applied for by Barry John Muncaster against his irrevocable undertaking to pay up a quarter of the amount of their nominal value in consideration for the Company’s agreement to include his name in the register of members at his request at any time prior to the Reincorporation becoming effective.

After the Reincorporation, in satisfaction of the obligation under the undertaking described above, the allotment to Barry Muncaster of Ordinary Shares pursuant to the Reincorporation was reduced by 4,999,999 Ordinary Shares (being the above mentioned 4,999,998 Ordinary Shares together with one subscriber share).

A certificate enabling the Company to commence business and to borrow under section 117 of the Act was issued by the Registrar of Companies on 16 December 2002.

(c)	By written resolutions of the Company passed on 12 May 2003:

(i)	the authorised share capital of the Company was increased from £1,000,850 to £1,200,850 by the creation of an additional 20,000,000 Ordinary Shares each ranking pari passu in all respects with the then existing Ordinary Shares;

(ii)	the Directors were authorised to allot relevant securities (as defined in section 80(2) of the Act) pursuant to section 80 of the Act up to a maximum nominal amount of £326,473 such authority to expire, unless sooner revoked or varied by the Company in general meeting, at the conclusion of the first annual general meeting of the Company held next after the passing of the resolution;

(iii)	the Directors were empowered until the conclusion of the first annual general meeting of the Company to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority referred to in paragraph (c)(ii) above as if section 89(1) of the Act did not apply to such allotment provided that such power be limited to:

(1)	13,627,125 Ordinary Shares to be issued pursuant to options and warrants granted pursuant to the Reincorporation;

(2)	the allotment of equity securities following the placing of 31,250,000 Ordinary Shares with certain institutional investors on 22 May 2003 pursuant to the placing agreement between the Company and Collins Stewart dated 19 May 2003;

(3)	the allotment of equity securities in connection with rights issues or other pre-emptive offers;

(4)	the allotment of equity securities following the exercise by Collins Stewart of the option to subscribe for Ordinary Shares pursuant to the placing agreement between the Company and Collins Stewart dated 19 May 2003; and

(5)	the allotment (other than as described in sub-paragraphs (1) to (4) above) of equity securities up to an aggregate nominal amount of £40,910.

(iv)	the Company was authorised pursuant to Article 9 of the Articles and section 166 of the Act, to make market purchases of Ordinary Shares (within the meaning of section 163(3) of the Act. The general authority conferred by this resolution:

(1)	was limited to a maximum number of 8,182,086 Ordinary Shares (representing approximately 10 per cent. of the Company’s issued Ordinary Share capital as enlarged by the Reincorporation and the placing of shares pursuant to the placing agreement between the Company and Collins Stewart dated 19 May 2003);

(2)	limited the minimum price which may be paid for an Ordinary Share to 1p, exclusive of all expenses;

(3)	limited the maximum price which may be paid for an Ordinary Share to an amount, exclusive of all expenses, equal to 105 per cent. of the average of the middle market quotations of the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange for each of the five business days immediately preceding the date on which the Ordinary Shares is/are contracted to be purchased; and

(4)	expired on 11 November 2003, provided that if the Company validly made a contract before to 11 November 2003 to purchase Ordinary Shares which contract will or may require the purchase to be executed wholly or partly after 11 November 2003, the Company may validly make such purchase of Ordinary Shares in pursuance of such contract.

(d)	Pursuant to and in accordance with the terms of the Reincorporation, on 21 May 2003, 50,570,867 Ordinary Shares were issued to former stockholders of common stock of BioProgress Technology International, Inc. and pursuant to the placing by Collins Stewart on behalf of the Company, on 22 May 2003, 31,250,000 Ordinary Shares were issued.

(e)	On 13 November 2003, and further to and in accordance with the terms of the Reincorporation, a further 3,637,543 Ordinary Shares were issued.

(f)	The Company has granted 745 Warrants which, if exercised in full, would result in the allotment of 11,170,148 Ordinary Shares. Further details of the Warrants are set out in paragraph 5 of this Part III.

(g)	The authorised and issued share capital of the Company as at the date of this document and as it will be immediately following completion of the Placing and Open Offer is as follows:

	Existing
	Authorised		Issued and fully paid
Description	£	Number	£	Number
Ordinary Shares	1,200,000	120,000,000	873,171.70	87,317,170
Convertible Shares	400	80,000	395	79,000
Non-convertible Shares	450	90,000	440	88,000

	Following the Placing and Open Offer
	Authorised		Issued and fully paid
Description	£	Number	£	Number
Ordinary Shares	1,500,000	150,000,000	1,018,766.14	101,876,614
Convertible Shares	400	80,000	395	79,000
Non-convertible Shares	450	90,000	440	88,000

The Convertible Shares are convertible into Ordinary Shares on the basis and in the circumstances described below:

(1)	one Ordinary Share for every two Convertible Shares (subject to adjustment of this rate of conversion in the event of an issue of Ordinary Shares by way of capitalisation of profits or reserves (as provided for in the Articles));

(2)	conversion of any Convertible Shares into Ordinary Shares shall take place not later than 31 December 2003 on the giving of 14 days’ notice to the company secretary by the holder of such Convertible Shares. As at the date of this document no such notice(s) had been received by the company secretary.

(h)	Since the date of the Company’s incorporation:

(i)	save as disclosed above, no share or loan capital of the Company has been issued for cash or other consideration and no such issues are proposed;

(ii)	save as disclosed in paragraph 10 of this Part III no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any share or loan capital of the Company.

(i)	Save as disclosed in paragraph 2 above, no share or loan capital of the Company is under option or agreed, conditionally or unconditionally, to be put under option.

(j)	There are no listed or unlisted securities issued by the Company not representing share capital.

(k)	The Ordinary Shares are in registered form. The Articles permit the holding of the Company’s shares though CREST. The Directors will apply for the Offer Shares to be admitted to CREST with effect from Admission.

(l)	The authorities described in paragraph (c) will be replaced by those set out in the Resolution (if passed).

3.	Subsidiaries

The Company has the principal subsidiary undertakings referred to below all of which (except where stated below) are directly or indirectly wholly owned and are private companies incorporated, and operating principally, in the United Kingdom:

Company name	Registered office	Location of business	Activities	Proportion of voting rights held (%)
BioProgress Technology International, Inc. (incorporated in Nevada)	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	March, Cambs	Research & Development	100

BioProgress Technology Limited	14 Hostmoor Avenue, March Trading Estate, March, Cambs PE15 0AX	March, Cambs	Research & Development	100

BioProgress Technology Inc. (incorporated in Georgia)	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	Nevada	Distribution	100

4. Memorandum and Articles of Association

(a)	Memorandum of Association

The Memorandum of Association of the Company provides that the Company’s principal objects are to carry on all or any of the business of a holding and investment company. The objects of the Company are set out in clause 4 of its Memorandum of Association.

(b)	Articles of Association

The Articles, which were adopted on incorporation, include provisions to the following effect:

(i)	Variation of class rights and changes of capital

(1)	The special rights attached to any class of shares may, subject to any applicable law, be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of three fourths in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class and may be so varied or abrogated either whilst the company is a going concern or during or in contemplation of winding up.

(2)	The Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its shares into shares of a larger amount, cancel any shares not taken or agreed to be taken by any person and sub-divide its shares into shares of a smaller amount.

(3)	The Company may by special resolution reduce its share capital or any capital redemption fund, share premium account or other undistributable reserve subject to authority required by law. Subject to applicable law, and to sanction by an extraordinary resolution, the Company may purchase its own shares.

(ii)	Class Meetings

The provisions of the Articles relating to general meetings apply mutatis mutandis to every such meeting but the necessary quorum is two persons holding or representing by proxy or as the duly authorised representative of a corporation one third in nominal amount of the issued shares of the class except where there is only one holder of the relevant class of shares in which case the quorum shall be that holder.

(iii)	Votes of members

Subject to statute and any special rights or restrictions as to voting attached to any class of shares, at any general meeting, on a show of hands, every member who is present in person has one vote and, in the case of a poll, every member present in person or by proxy has one vote for every share of which he is the holder. No member is entitled to attend or vote at a general meeting either personally or by proxy if he or any person appearing to be interested in shares held by him has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information required thereby or, unless the Directors determine otherwise, if any calls from him have not been paid.

(iv)	Borrowing powers

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and, subject to applicable law, to issue debenture and other loan stock and debentures and other securities.

(v)	Directors

(1)	A Director is not required to hold any qualification shares.

(2)	The amount of any fees payable to Directors shall be determined by the Directors provided that they shall not in any year exceed an aggregate amount of £200,000 or such other sum as may from time to time be approved by ordinary resolution. Any such fees shall be divisible among the Directors as they may agree, or failing agreement, equally. The Directors are also entitled to be repaid all reasonable expenses incurred by them respectively in the performance of their duties. Any Director holding an executive office or otherwise performing services which in the opinion of the Directors are outside the scope of his ordinary duties as a Director may be paid such remuneration as the Directors may determine.

(3)	The Directors may establish and maintain the establishment of any non-contributory or contributory pension or superannuation funds for the benefit of, and give donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of, or Directors or officers of and holding any salaried employment or office in, the Company or any other company which is its holding company or in which the Company or such holding company has any interest or which is allied to or associated with the Company or of any company which is a subsidiary undertaking of the Company or of any such other company (“associated companies”) and the families and dependents of any such persons; and the Directors shall have power to purchase and maintain insurance against liability for any persons who are or were at any time Directors, officers, employees or auditors of, the Company or, its associated companies and for trustees of any pension fund in which employees of the Company or its associated companies are interested.

(4)	The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including the office of chairman, deputy chairman, managing director or chief executive) on such terms and for such period as they may determine.

(5)	Subject to the provisions of applicable law and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

(A)	may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(B)	may be a director or other officer of, or employed by, or a party to, any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested;

(C)	may hold any other office or place of profit under the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company and in any such case on such terms as to remuneration and otherwise as the Directors may arrange; and

(D)	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such contract, transaction or arrangement or from any interest in any such body corporate, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

(6)

Save as specifically provided in the Articles, a Director may not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director will not be counted in the quorum of a meeting in relation to any resolution on which he is debarred from voting.

(7)	Subject to applicable law, a Director is (in the absence of some other material interest than is indicated below) entitled to vote (and will be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A)	the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him at the request or for the benefit of the Company or of its subsidiary undertakings;

(B)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C)	any contract, transaction, arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(D)	any contract, transaction, arrangement or proposal to which the company is or is to be a party concerning any other body corporate in which he (together with any persons connected with him) do not to his knowledge hold an interest in shares (as that term is used in Part VI of the Act) representing one per cent. or more of either any class of the equity share capital or the voting rights in such body corporate;

(E)	any contract, transaction, arrangement or proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by, or is subject to and conditional on approval by, the Board of Inland Revenue for taxation purposes;

(F)	any contract, transaction, arrangement or proposal for the benefit of the employees of the company or any of its subsidiary undertakings and which does not award any Director any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(G)	any contract, transaction, arrangement or proposal concerning any insurance against liability which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Directors or group of persons who include Directors.

(8)	Subject to any applicable law, the Company may by ordinary resolution suspend or relax the provisions summarised under paragraphs (6) and (7) above either generally or in relation to any particular matter, or ratify any transaction not duly authorised by reason of a contravention of such provision.

(9)	A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed by the meeting without any vote being given against it, and any resolution moved in contravention of this provision of the Articles shall be void.

(10)	The Articles provide that statutory provisions which would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as a Director on account of his having reached any specified age, or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall not apply to the company.

(vi)	Transfer of shares

All transfers of shares may be effected by transfer in writing in any usual form or in any other form acceptable to the Directors and shall be executed by or on behalf of the transferor and, if the share is partly paid, the transferee. The Articles do not contain any restriction on the transferability of fully paid shares, provided that the Company has no lien over the shares, the instrument of transfer is in favour of not more than four transferees and in respect of only one class of shares and is duly stamped (if so required), the provisions in the Articles relating to the deposit of instruments of transfer accompanied by the relevant share certificate have been complied with and the member is not in default of any notice duly served under section 212 of the Act as referred to in the Articles.

(vii)	Pre-emption rights

The Articles do not contain any provisions which set out a procedure for the exercise of pre-emption rights for members in addition to that provided for by the Act.

(viii)	Redemption

There are no provisions relating to the redemption of Ordinary Shares.

(ix)	Suspension of rights

If a member or any other person appearing to be interested in shares held by such shareholder has been duly served with notice under section 212 of the Act and is in default in supplying to the Company within such period as may be specified in such notice the information thereby required or make a statement which is false or inadequate in any material way, then (if the Directors so resolve) such member shall not be entitled to be present or to vote or to exercise any right conferred by membership in relation to meetings of the Company in respect of the shares which are the subject of such notice (the “default shares”) and (where the holding represents at least 0.25 per cent. of the issued shares of that class) the payment of dividends may be withheld, and such transfers of the shares of that member may not be registered unless: (i) the member is not himself in default in supplying the information requested and the shares transferred are not default shares; or (ii) the transfer is an approved transfer.

(x)	Dividends

Subject to the provisions of any relevant legislation, the Company may by ordinary resolution, from time to time, declare dividends to be paid in accordance with the respective rights of the members but no dividend shall be declared in excess of the amount recommended by the Board.

Dividends shall be apportioned and paid proportionately to the amounts paid up on the Ordinary Shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend which has remained unclaimed for a period of 12 years from the date the dividend was declared or became due for payment, shall be forfeited and cease to remain owing by the Company and shall revert to the Company.

There is no fixed date on which an entitlement to a dividend arises in respect of Ordinary Shares.

(xi)	Distribution of assets on a winding-up

If the Company shall be wound up, the liquidator may, with the sanction of an extraordinary resolution and, subject to any other sanction required by any relevant legislation:

(1)	divide among the members in specie or in kind the whole or any part of the assets of BioProgress and may, for such purpose, value any assets and determine how such division shall be carried out as between the members or different classes of members; and

(2)	vest any part of the assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, may determine,

but no member shall be compelled to accept any assets upon which there is any liability.

(xii)	Forfeiture and Lien

(1)	If a member fails to pay in full any call or instalment of a call on the due date for payment, the Board may at any time serve a notice on him/her requiring payment and stating that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited. Any share so forfeited may be disposed of by the company within three years, otherwise it shall be cancelled.

(2)	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently or not) called or payable at a fixed time in respect of such share.

(3)	The Company may sell in such manner as the Board thinks fit any share on which the Company has a lien fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell.

(xiii)	CREST

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles are consistent with CREST membership and, amongst other things, allow for the holding and transfer of shares in uncertificated form.

5.	Details of Warrants

The principal provisions of the Warrants are as follows:

In the first quarter of 2002, BioProgress Technology International, Inc. issued a private placement of equity units to accredited investors (as defined under Regulation D under the Securities Act). Each unit consists of 7,500 shares of common stock, par value US$0.01 per share and one warrant (defined as Common Stock Purchase Warrant Series 31 December 2006 comprising six common stock purchase warrants “A” to “F” each exercisable to purchase 2,500 additional shares of common stock). Pursuant to the Reincorporation, the Company issued 308 warrants (“Warrants”) on the same terms as (and in place of) the warrants issued by Bioprogress Technology International, Inc. On 13 November 2003, the Company issued a further 437 Warrants due to the terms of the registration rights clause contained in the terms of the warrants issued by BioProgress Technology International, Inc.

The Warrants are exercisable at prices of between US$1 and US$10 per Ordinary Share. The final exercise date is 31 December 2006 and Warrants may be exercised in whole or in part prior to such date. Any Warrants which have not been exercised by 31 December 2006 will lapse.

The subscription rights for the Warrants shall from time to time be adjusted proportionally in the event of any consolidation or sub-division of the nominal value of Ordinary Shares.

6.	Share Option Scheme

The principal provisions of the Share Option Scheme are as follows:

(a)	Grant of Options

Options may be granted at any time within the 42 days following the announcement by the Company of its results for any period. Options may also be granted at other times which the board of directors considers to be sufficiently exceptional.

No payment will be required for the grant of an option. Options are not transferable other than where, virtue of a participant’s death, they may be exercised by his personal representatives.

(b)	Limit on the Issue of Shares under the Share Option Scheme

The maximum number of Shares over which options may be granted under the Share Option Scheme shall be 10 per cent. of the Company’s issued ordinary share capital from time to time. Options granted under any other discretionary share option scheme operated by the Company shall not count for the purposes of this limit and vice versa.

(c)	Limit on Individual Participation

No person may, unless the board of directors determines otherwise, in a calendar year be granted options over shares worth more than 100 per cent. of his annual remuneration. This limit is four times remuneration in respect of the first grant of options to an eligible executive after he joins.

The aggregate market value (as at the date of grant) of shares which may be held under option by an individual at any one time under the Inland Revenue approved part of the Share Option Scheme or any other approved executive share option scheme established by the Company shall not exceed £30,000 or such other limit may apply from time to time.

(d)	Option Price

The price per ordinary share payable on the exercise of an option will not be less than the higher of:

(i)	the average middle-market quotation for an ordinary share as derived from the Official List on the three dealing days before the option was granted, in respect of options granted under the Inland Revenue approved part of the Share Option Scheme, for so long as the Company’s shares shall be admitted to trading on Alternative Investment Market options will not be granted at less than the then market value as agreed with the Shares Valuation Division of the Inland Revenue; and

(ii)	the nominal value of an ordinary share.

(e)	Exercise of Options

An option will not normally be exercisable until three years from the date of grant. Options will lapse 10 years from the date of grant. On termination of the employment of an option holder by reason of death an option will remain exercisable for 12 months from death. On termination of employment by reason of redundancy, ill health or disability an option will remain exercisable for 6 months from termination. Exercise of options following termination of employment in other circumstances will be at the discretion of the board of directors. Exercise is permitted on a reconstruction, takeover or winding-up of the Company.

The board of directors intends to set performance conditions on the exercise of options.

(f)	Rights attaching to Shares

All ordinary shares issued under the Share Option Scheme will rank equally with all other ordinary shares for the time being in issue (except for any rights arising by reference to a record date before the date of issuance).

(g)	Variation of Capital

In the event of any variation of share capital the Board may make such adjustments as it so determines.

(h)	Alterations to the Share Option Scheme

The board of directors may not alter the Share Option Scheme to the advantage of participants without the prior consent of shareholders in general meeting (save for minor changes to benefit the administration of the Share Option Scheme to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for a participant or BioProgress. Amendments may be made to options to reflect overseas taxation, securities or exchange control laws provided that the overall terms of such options are not more favourable as a result than those granted to other executives. Prior Inland Revenue approval is required to any change to the approved part of the scheme.

7.	Directors’ and other interests

(a)	The interests of the Directors and their immediate families (which are beneficial interests save as indicated below) in the issued share capital of the Company which would be required to be notified to the Company pursuant to sections 324 and 328 of the Act or which would be required to be entered in the register of Directors’ interests maintained by the Company pursuant to section 325 of the Act, including, so far as the Directors are aware, after making due and careful enquiry, interests of persons connected (within the meaning of section 346 of the Act) with the Directors which interests, if such connected persons were Directors, would be required to be disclosed pursuant to the Act, and the existence of which is known to or could with reasonable diligence be ascertained by the Directors, both as at the date of this document and as they will be immediately after Admission, are as follows:

	Prior to the Placing and Open Offer		Following the Placing and Open Offer
	No. of Ordinary Shares	Percentage of issued ordinary share capital	No. of Ordinary Shares	Percentage of enlarged issued ordinary share capital
Director
Peter Glynn-Jones	125,000	0.14	125,000	0.12
Malcolm Brown	4,284,277	4.91	4,284,277	4.21
Graham Hind	447,773	0.51	447,773	0.44
Alan Clarke	62,500	0.07	62,500	0.06
Graham Cole	125,000	0.14	125,000	0.12
Larry Shattles	—	—	—	—

Notes: All of the above interests are beneficially owned save for 450,000 Ordinary Shares held by persons connected with Malcolm Brown.

In February 2003, Larry Shattles exchanged his and his family’s shares of common stock in BioProgress Technology International Inc for 595,506 shares of series C Preferred Stock, which represents approximately 1.2 per cent. of the outstanding stock of BioProgress Technology International, Inc.

(b)	The following options over Ordinary Shares were granted to the Directors, free of charge, on 21 May 2003 pursuant to the terms of the Reincorporation and are exercisable as follows:

Director	Number of Options over Ordinary Shares	Exercise Price		Exercise Period
Malcolm Brown	80,000 100,000 100,000 100,000 100,000	US$ US$ US$ US$ US$	0.75 1.25 1.50 1.75 2.25	until 31.12.03 until 31.12.03 until 31.12.03 until 31.12.03 until 31.12.03

Graham Hind	1,000,000 650,000 100,000 100,000 100,000 100,000 100,000	US$ US$ US$ US$ US$ US$ US$	0.35 0.50 0.75 1.25 1.50 1.75 2.25	until 31.12.05 until 31.12.05 until 31.12.03 until 31.12.03 until 31.12.05 until 31.12.03 until 31.12.03	*

Larry Shattles	100,000	US$	1.50	until 31.12.05

*	Only exerciseable in the event that BioProgress Technology International, Inc’s pre tax profit for a financial year is £1 million or more.

(c)	On 21 May 2003, Peter Glynn-Jones was granted options to subscribe for 20 units, exercisable until 31 December 2006. Each unit comprises 7,500 Ordinary Shares and warrants to subscribe for up to a further 15,000 Ordinary Shares at a price of US$5,000 per unit (equivalent to US$0.33 per Ordinary Share). The warrants are exercisable at prices ranging from US$1 to US$10 and expire on 31 December 2006.

(d)	On 21 May 2003, Alan Clarke and Graham Cole were granted options to subscribe for 6 units each on the same terms as Mr Glynn-Jones.

(e)	Save as disclosed in paragraphs 5 (a) to (d) above, no Director has any interest, beneficial or non-beneficial, in the share capital of the Company.

(f)	In addition to the interests of the Directors referred to in paragraph (a) above, as at 2 December 2003, the latest practicable date prior to the publication of this document, the Company had been notified or had otherwise been made aware of the following interests in 3 per cent. or more of the issued ordinary share capital of the Company. Their interests are as follows:

Shareholder	Number of Ordinary Shares	Percentage of current issued share capital
Barry John Muncaster	10,206,109[1]	11.69
The Jade Partnership International, Inc.	2,706,500	3.09

[1]	This figure includes the 2,706,500 Ordinary Shares held by The Jade Partnership International, Inc.

8.	Directors’ details

(a)	Save as set out below, none of the Directors has a contract of employment or letter of appointment with the Company with a notice or contract period of one year or more or with provisions for predetermining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.

(i)	On 17 April 2003, Graham Hind entered into a service agreement with the Company under which he agreed to serve as chief executive at a current annual salary of £140,000 to be reviewed annually. The agreement is terminable by either party giving not less than 12 months’ written notice. In addition to the basic remuneration, Mr Hind is entitled to private health provision, life assurance, a company car allowance and contributions into a private pension plan;

(ii)	On 17 April 2003, Malcolm Brown entered into a service agreement with the Company under which he agreed to serve as technical director at a current annual salary of £75,000 to be reviewed annually. The agreement is terminable by either party giving not less than 12 months’ written notice. In addition to the basic remuneration, Mr Brown is entitled to private health provision, life assurance, a company car allowance and contributions into a private pension plan;

(iii)	On 1 May 2003, Larry Shattles entered into a service agreement with the Company under which he agreed to serve as a director at a current annual salary of US$100,000 to be reviewed annually together with a bonus at the discretion of the Board. The agreement is for one year terminable by either party giving not less than 3 months’ written notice, such notice not to expire before 1 May 2004;

(iv)	The Company entered into a letter of appointment with Peter Glynn-Jones dated 21 May 2003 subject to three months’ notice of termination by either party. Mr Glynn-Jones will receive an annual fee of £35,000. In the event that Mr Glynn-Jones is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Mr Glynn-Jones has been granted options to subscribe for 20 units as described at paragraph 5 (c) above. Mr Glynn-Jones also receives travel and other reasonable expenses. Mr Glynn-Jones is a member of the audit, remuneration and nominations committees;

(v)	The Company entered into a letter of appointment with Alan Clarke dated 21 May 2003 subject to three months’ notice of termination by either party. Mr Clarke will receive an annual fee of £23,000. In the event that Mr Clarke is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Mr Clarke has been granted options to subscribe for 6 units as described at paragraph 7 (d) above and he also receives travel and other reasonable expenses. Mr Clarke is a member of the audit, remuneration and nominations committees; and

(vi)	The Company entered into a letter of appointment with Graham Cole dated 21 May 2003 subject to three months’ notice of termination by either party. Mr Cole will receive an annual fee of £23,000. In the event that Mr Cole is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Mr Cole has been granted options to subscribe for 6 units as described at paragraph 7 (d) above and he also receives travel and other reasonable expenses. Mr Cole is a member of the audit, remuneration and nominations committees.

(b)	The aggregate remuneration and benefits in kind (including bonuses and profit shares) for the financial year ended 31 December 2002 was US$329,606. It is estimated that the aggregate remuneration and benefits in kind (including bonuses and profit shares) to be paid to the Directors for the year ending 31 December 2003 will be approximately £500,000.

(c)	Save as set out below, the Directors have not held any directorships of any company (other than the Company) or partnerships in the last five years:

Director	Current Directorships and interests in partnerships	Directorships (and partnerships) resigned during the past five years
Peter Glynn-Jones	—	Peter Black plc Horlicks Ltd

Graham Hind	Hospital Saturday Fund (The) Functional Nutrition Limited BioProgress Technology International, Inc. BioProgress Technology Limited	Prodesign Technology Limited D.H.A. Nutrition Limited

Malcolm Brown	Ecoprogress Limited BioProgress Technology Limited BioProgress Technology International, Inc. The Jade Partnership International, Inc.	Ecoprogress International Limited Prodesign Technology Limited D.H.A. Nutrition Limited Trutona International, Inc.

Alan Clarke	Venturia plc UMIST Ventures Limited	Top jobs.net plc (and subsidiaries) Heyco Technologies Limited Heyco Limited ADV-TV Limited

Graham Cole	Stagecoach Theatre Arts plc Claims People plc Vantis plc Recruitment Investment Group Ltd	Beeson Gregory plc Northamber plc

Larry Shattles	D.H.A. Nutrition Limited BioProgress Technology International, Inc. fundraisinginfo.com	The Jade Partnership International, Inc. Ecoprogress International Limited Trutona International, Inc.

(d)	The Jade Partnership International, Inc., of which Malcolm Brown is a controlling shareholder and director is a major shareholder in the Company.

Trutona International, Inc. of which Malcolm Brown was a controlling shareholder and director entered into an agreement with BioProgress Technology International, Inc. on 15 February 1999 under which it acquired from Trutona patents, licenses and trademarks relating to a broad range of products. BioProgress Technology International, Inc. paid Trutona US$1,500,000 for the acquisition, half in the form of 1,875,000 shares of common stock in BioProgress Technology International, Inc. and half in cash.

The Company’s US offices are provided by Larry Shattles, for a nominal rent.

(e)	Save as set out in paragraph (d), no Director has or has had any interest direct or indirect in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Company and which has been effected by the Company during the current or immediately preceding financial year, or which was effected by the Company during any earlier financial year and which remains in any respect outstanding or unperformed.

(f)	None of the Directors has any unspent convictions in relation to indictable offences, nor has any of them been personally bankrupt or entered into an individual voluntary arrangement with creditors.

(g)	Malcolm Brown is a director of Ecoprogress Limited which entered into a voluntary arrangement with creditors on 27 October 1998. Graham Hind and Malcolm Brown were directors of Prodesign Technology Limited which went into creditors’ voluntary liquidation on 4 November 2003. Alan Clarke was a director of ADV-TV Limited until 2 October 2002. ADV-TV Limited entered into creditors’ voluntary liquidation on 3 June 2003. Save as disclosed in this paragraph, none of the other Directors has been a director of a company or a partner in a partnership at the time or within 12 months preceding the time at which the company or partnership entered into receivership, compulsory liquidation, creditors voluntary liquidation, administration, a company voluntary arrangement or a partnership voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors.

(h)	None of the Directors has been publicly criticised by a statutory or regulatory authority (including recognised professional bodies), disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(i)	There are no outstanding loans granted by the Company to any of the Directors nor has any guarantee been provided by the Company for the benefit of any Director.

9.	Material contracts

The following contracts (not being contracts in the ordinary course of business) have been entered into by the Company since its incorporation or by any member of the Group in the two years prior to the date of this document and which are, or may be, material:

(a)	the Agreement and Plan of Merger dated 18 December 2002 and amended on 28 February 2003 between (1) BioProgress Technology Holdings, Inc. (2) BioProgress Technology International, Inc. and (3) BioProgress.

(b)	A nominated adviser and broker agreement between Collins Stewart, the Directors and the Company dated 15 May 2003 under which Collins Stewart agreed to act as nominated adviser to the Company in relation to its application for Ordinary Shares to be admitted to trading on AIM pursuant to which Collins Stewart receives an annual fee of £40,000 excluding VAT.

(c)	a placing agreement dated 19 May 2003 between the Company and Collins Stewart for the placing of Ordinary Shares with institutional investors in May 2003;

(d)	an orderly marketing agreement between Collins Stewart, certain Directors and certain Shareholders and the Company dated 19 May 2003 pursuant to the terms of which the Company and Collins Stewart have received undertakings from certain of the Directors and other Shareholders not to dispose (subject to certain limited exceptions) of their Ordinary Shares for a period of 12 months from 22 May 2003 and in the 12 month period thereafter only to dispose (subject to certain limited exceptions) of their Ordinary Shares through Collins Stewart; and

(e)	the Placing and Open Offer Agreement, details of which are set out below in paragraph 10 of this Part III.

10.	The Placing and Open Offer Agreement

Pursuant to the Placing and Open Offer Agreement, Collins Stewart has agreed, conditionally on, amongst other things, Admission taking place not later than 8.00 am on 31 December 2003 or such later date as shall be agreed in writing between the Company and Collins Stewart, but in any event not later than 8.00 am on 7 January 2004, to use its reasonable endeavours, as agent on behalf of the Company, to procure placees for the 14,559,444 Offer Shares and, if and to the extent that placees are not so procured or taken up under the terms of the Open Offer, itself, as principal, to subscribe for the Offer Shares at the Placing Price.

The Company will pay to Collins Stewart a commission of 4 per cent. of the aggregate value of the Placing Shares at the Placing Price and a fee of £150,000. Value Added Tax will not be paid on such commission and fees.

The Company will pay all other costs, charges and expenses of, or incidental to, Admission and the Placing and Open Offer, including the expenses of the registrars, printing and advertising expenses, postage and all legal, accountancy, actuarial and other professional fees and expenses of Collins Stewart.

The Company has given certain warranties to Collins Stewart regarding the accuracy of information contained in this document and other matters relating to the Group and its business and certain indemnities regarding certain liabilities and costs. The Company has given an indemnity to Collins Stewart on customary terms against certain losses arising from inter alia Admission, the Placing and the Open Offer.

Collins Stewart may terminate the Placing and Open Offer Agreement if certain events of force majeure occur prior to Admission if there is a breach of any of the warranties contained in the Placing and Open Offer Agreement which Collins Stewart reasonably considers to be material.

11.	Litigation

Save as set out below, the Company is not nor has it been engaged in any legal or arbitration proceedings which may have or have had during the period from its incorporation on 13 December 2002 until 2 December 2003 (the latest practicable date prior to the printing of this document) a significant effect on the financial position of the Company nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against the Company.

(a)	On 4 October 2002 BioProgress Technology International, Inc. received notice from The Healthy Forum calling on it to pay £337,460 (US$526,910) in respect of its 5,843,750 shares of The Healthy Forum, which The Healthy Forum has alleged are partly paid. On 25 October 2002 BioProgress Technology International, Inc. served notice on The Healthy Forum that it intended to petition the court seeking an injunction to restrain The Healthy Forum from taking any action to forfeit its shares. On 27 May 2003 it was held that the shares were fully paid and the court struck out The Healthy Forum’s defence in that respect. The Healthy Forum were ordered to pay costs in respect of that part of their defence. Such costs were not paid and the matter was stayed on 24 June 2003. The Healthy Forum went into liquidation on 4 July 2003. The liquidator of that company has informally confirmed that no action will be taken to defend the claim. Once this has been formally confirmed, application will be made to the court to strike out the defence and to seek judgment on the balance of the claim and costs.

(b)	BioProgress Technology International, Inc. has been named as a co-defendant in proceedings against its former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International, Inc. allegedly owned by Mr. Longley but claimed to be the property of the plaintiff a Mr Tatnell. On 11 March 2003, Mr Tatnell was given permission to join the Company as a defendant to the proceedings. Based on advice received, the Directors believe it is unlikely that the legal basis for these claims will be made out and that the claims disclose no reasonable cause of action.

(c)	On 24 February 2003, Fusion Capital Fund II, LLC (“Fusion”) filed suit against BioProgress Technology Limited in the Circuit Court of Cook County, Illinois, Chancery Division, attempting to compel BioProgress Technology International, Inc. to remove the restrictive legend on its shares. The case arises from a contract signed between Fusion and BioProgress Technology International, Inc. on 12 December 2001 in which Fusion was given 970,350 shares of restricted common stock (“Commitment Shares”) and agreed to purchase up to US$6 million of shares of common stock if certain conditions were met. Such conditions did not occur, and seven months later, Fusion notified BioProgress plc that it was terminating the agreement. Fusion alleges that despite the fact that resale of the Commitment Shares was never registered with the Securities and Exchange Commission, and Fusion terminated the Agreement, BioProgress Technology International, Inc. should remove the restrictive legends. Fusion seeks declaratory judgment and unspecified damages. BioProgress Technology International, Inc. has filed a motion to dismiss which the court granted, dismissing the case on 9 June 2003. Fusion has since served notice of its intent to appeal. BioProgress Technology International, Inc. believes the trial court was correct in its ruling and intends to defend its interests vigourously on appeal.

(d)	On 6 October 2003, BioProgress Technology Limited issued a letter before action to Stanelco Fibre Optics Limited (“Stanelco”) regarding certain patents and patent applications. On 20 October 2003, Stanelco issued proceedings in the High Court against BioProgress Technology Limited for declaratory relief regarding such patents and patent applications. On the following day, BioProgress Technology Limited commenced patent entitlement claims with the Patent Office against Stanelco claiming entitlement of such patents and patent applications. This matter is ongoing and a directions hearing has been set for later this year. Based on advice received, BioProgress Technology Limited intends vigorously to defend the proceedings issued against it and to vigorously pursue its own claims and has insurance in respect of the claims.

12.	Working capital

In the opinion of the Directors, having made due and careful enquiry and after taking into account the net proceeds of the Placing and Open Offer and the existing bank and other facilities available to the Group the working capital available to the Company and to the Group is sufficient for its present requirements (that is to say for at least 12 months from Admission).

13. Taxation

The following statements are intended only as a general guide to the UK tax position in relation to persons who are resident and ordinarily resident in the UK for UK tax purposes and who are beneficial owners of Ordinary Shares. They may not apply to certain shareholders, such as dealers in securities. They are based on current UK legislation and Inland Revenue practice at the date of this document. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult his or her professional advisers immediately.

(a)	Dividends

Under current UK tax legislation, no tax is withheld from dividends paid by the Company.

UK resident individual shareholders are treated as having received income of an amount equal to the sum of the dividend and its associated tax credit, the rate of tax credit being 10 per cent. of the sum of the dividend and the tax credit (i.e., the tax credit will be one ninth of the dividend). The tax credit will effectively satisfy a UK resident individual shareholder’s lower and basic rate (but not higher rate) income tax liability in respect of the dividend. UK resident individual shareholders who are subject to tax at the higher rate will have to account for additional tax. The special rate of tax set for higher rate taxpayers who receive a dividend is 32.5 per cent. of the sum of the dividend and the tax credit. After taking account of the 10 per cent. tax credit, such a taxpayer would have to account for additional tax of 22.5 per cent. of the sum of the dividend and the tax credit. In determining what tax rates apply to a UK resident individual shareholder, dividend income is treated as his top slice of income.

Prior to 6 April 1999, in appropriate cases, individuals, pension funds and charities were able to reclaim all or part of the tax credit attaching to a dividend in cash from the Inland Revenue. From 6 April 1999 they are no longer able to do so. Over a transitional period to 5 April 2004, charities (but not individuals or pension funds) will be able to claim a compensatory payment calculated as a percentage payment of their dividend income.

A UK resident (for tax purposes) corporate shareholder will generally not be liable to UK corporation tax on any dividend received from another UK resident corporate.

Shareholders not resident in the UK are generally not taxed in the UK on dividends received by them. By virtue of double taxation agreements between the UK and other countries, some overseas shareholders are able to claim payment of all or part of the tax credits carried by the dividends they receive from UK companies. Persons who are not resident in the UK should consult their own tax advisers on the possible applicability of such provisions, the procedure for claiming repayment and what relief or credit may be claimed in respect of such tax credit in the jurisdiction in which they are resident.

(b)	Capital Gains

Acceptance of the Open Offer by a Qualifying Shareholder

It is expected that the Inland Revenue will treat the issue of Offer Shares by the Company to a Shareholder within, up to and including his/her maximum pro rata entitlement under the Open Offer as a reorganisation of the Company’s share capital for the purposes of UK taxation of chargeable gains. Accordingly, such a Shareholder will not be treated as making a disposal of any part of his/her existing holding of Ordinary Shares by reason of his/her acceptance of the Open Offer. Subject to special pooling provisions for individuals which are outlined below, New Ordinary Shares issued to a Qualifying Shareholder under the Open Offer should be treated as the same asset as that Qualifying Shareholder’s existing holding of Ordinary Shares as if they had been acquired at the same time as the existing holding. For corporate Shareholders, the price paid for such New Ordinary Shares will be added to the acquisition cost of that existing holding but will only qualify for indexation allowance purposes from the date that the expenditure is incurred.

If an individual Shareholder has an existing holding of Ordinary Shares which have been acquired on or after 6 April 1998, then such existing holding of Ordinary Shares will be treated under the Capital Gains Tax “pooling” provisions as a different asset from any other existing holding of Ordinary Shares acquired before that date. The consequence of this will be that in applying the reorganisation rules, an apportionment will have to be made between the existing holding of Ordinary Shares held before 6 April 1998, and those acquired on or after that date. Such apportionment will be made on a pro rata basis. Similar rules for apportionment will apply if a Shareholder has more than one existing holding of Ordinary Shares which are acquired after 6 April 1998.

An acquisition of shares under the Placing or in excess of a Shareholder’s maximum pro rata entitlement under the Open Offer will be treated as an acquisition of Ordinary Shares in the open market.

Consequence of the disposal of shares

UK resident individual holders of Ordinary Shares may, depending on their personal circumstances, be liable to capital gains tax on any chargeable gain realised on the disposal of their Ordinary Shares whilst they are resident or ordinarily resident for tax purposes in the UK, subject to any allowances, reliefs (such as business asset taper relief) or exemptions that may be available to them. UK resident corporate holders of Ordinary Shares may be liable to corporation tax on chargeable gains realised on the disposal of their Ordinary Shares, subject to certain reliefs and exemptions.

An Ordinary Shareholder who is not resident in the UK but who carries on a trade, profession or vocation in the UK through a branch or agency, and has used, held or acquired their Ordinary Shares for the purposes of such trade, profession or vocation or such agency, may be subject to UK taxation on chargeable gains arising from the sale of their Ordinary Shares.

An Ordinary Shareholder who is an individual and who has on or after 17 March, 1998 ceased to be resident or ordinarily resident in the UK for a period of less than five years and who disposes of Ordinary Shares during that period may also be liable to UK taxation on chargeable gains arising from the sale of their Ordinary Shares.

(c)	Stamp duty and stamp duty reserve tax

No charge to stamp duty or stamp duty reserve tax (“SDRT”) will arise on the issue or registration of applications for Ordinary Shares under the Placing. Transfers of or sale of Ordinary Shares will be subject to ad valorem stamp duty (payable by the purchaser and generally at the rate of 0.5 per cent. of the stamp duty consideration given). An unconditional agreement to transfer such shares, if not completed by a duly stamped stock transfer form within two months of the day on which such agreement is made or becomes unconditional, will be subject to SDRT (payable by the purchaser and generally at the rate of 0.5 per cent.). However, if within six years of the date of the agreement, an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on the instrument any liability to SDRT will be cancelled or repaid. Paperless transfers of Ordinary Shares within CREST will generally be charged to SDRT (generally at the rate of 0.5 per cent.) rather than stamp duty. CREST is obliged to collect SDRT on relevant transactions settled within the system.

14.	Consent

Collins Stewart has given and not withdrawn its written consent to the issue of this document and the references to itself in the form and context in which they appear.

15.	General information

(a)	The promoters and founding shareholders of the Company are Barry Muncaster and Graham Hind. No cash, securities or other benefits have been paid, issued or given within the two years immediately preceding the date of publication of this document, nor are any proposed to be paid, issued or given to any such promoter in his capacity as a promoter.

(b)	Save as disclosed in this document no person (other than professional advisers named in this document and trade suppliers) has:

(i)	received, directly or indirectly, from the Company within the 12 months preceding the application for Admission; or

(ii)	entered into contractual arrangements (not otherwise disclosed in this document) to receive, directly or indirectly, from the Company on or after Admission, any of the following:

(1)	fees totalling £10,000 or more;

(2)	securities in the Company with a value of £10,000 or more calculated by reference to the Placing Price; or

(3)	any other benefit with the value of £10,000 or more at the date of Admission.

(c)	Collins Stewart has been appointed nominated adviser to the Company. Under the AIM Rules the nominated adviser owes certain responsibilities to the London Stock Exchange. No liability whatsoever is accepted by Collins Stewart for the accuracy of any information or opinions contained in this document or for the omission of any material information, for which the Company and its Directors are solely responsible.

(d)	The issued Ordinary Shares are admitted to trading on AIM. Application will be made to the London Stock Exchange for the Offer Shares to be admitted to trading on AIM. It is expected that dealings in the Offer Shares will commence on 31 December 2003.

(e)	The minimum amount which, in the opinion of the Directors, must be raised under the Placing and Open Offer in order to provide the sums (or, if applicable, the balance of the sums) required in respect of certain of the matters specified in paragraph 21 of Schedule 1 to the POS Regulations is £7.3 million:

(i)	approximately £0.6 million (excluding VAT) in respect of expenses of, and commission payable by, the Company in connection with the Placing and Open Offer; and

(ii)	the balance of the proceeds of the Placing and Open Offer receivable by the Company after payment of the sums described above will be used as set out in this document.

(f)	There are no amounts to be provided other than out of the proceeds of the Placing and Open Offer in respect of the matters mentioned at paragraph 15(e) above.

(g)	The total costs, charges and expenses (including professional fees, stamp duty, and stamp duty reserve tax and costs of printing and distribution of documents, and the fees referred to in paragraph 10 above) payable by the Company in relation to Admission and the Placing and Open Offer are estimated to amount to £600,000 (excluding value added tax).

(h)	Save as disclosed in this document, the Company is not dependent on any patents or any other intellectual property rights, licences or particular contracts, which are or may be of fundamental importance to the Company’s business.

(i)	Monies received by applicants pursuant to the Placing will be held in accordance with the terms of the placing letters issued by Collins Stewart until such time as the Placing and Open Offer Agreement becomes unconditional in all respects. If the Placing Agreement does not become unconditional in all respects by 8.00 am on 7 January 2004 application monies will be returned to applicants at their risk without interest.

(j)	Share certificates representing the Offer Shares to be issued pursuant to the Placing and Open Offer are expected to be despatched to applicants who do not wish to receive shares in uncertificated form by post at their risk on Admission. Temporary documents of title will not be issued in connection with the Placing and Open Offer.

(k)	Under the Placing and Open Offer, placees who are system-members (as defined in the CREST Regulations) may elect to have the Offer Shares allocated to them in uncertificated form through CREST.

(l)	Save as disclosed in this document, there have been no significant recent trends concerning the development of BioProgress’s business since 30 June 2003.

(m)	Other than as referred to in this document, the Group has no significant investments in progress.

16.	Availability of this document

Copies of this document are available free of charge from the Company’s registered office and at the offices of Collins Stewart, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and will remain available for at least one month after Admission.

BIOPROGRESS PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 4617139)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the offices of Dechert, 2 Serjeants’ Inn, London EC4Y 1LT at 11.00 am on 29 December 2003 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

Special Resolution

THAT, conditional upon the Placing and Open Offer Agreement (as that term is defined in the prospectus dated 3 December 2003 published by the Company (the “Prospectus”)) of which a copy is provided to the meeting becoming unconditional in all respects, save for the condition requiring the passing of this resolution and Admission (as defined in the Prospectus) and not being terminated:

1.	the authorised share capital of the Company be increased from £1,200,850 to £1,500,850 by the creation of an additional 30,000,000 ordinary shares of 1p each ranking pari passu in all respects with the existing ordinary shares in the Company;

2.	the directors of the Company be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the “Act”) to allot any relevant securities (as defined in section 80(2) of the Act) of the Company up to a maximum aggregate nominal amount of £626,827 during the period of 15 months from the date on which this resolution is passed at the end of which period such authority will expire provided that:

2.1	this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution unless previously varied, revoked or renewed by the Company in general meeting;

2.2	the Company shall be entitled to make, prior to the expiry of such authority, any offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority and the directors may allot any relevant securities pursuant to such offer or agreement as if such authority had not expired; and

2.3	all prior authorities to allot relevant securities be revoked but without prejudice to the allotment of any relevant securities already made or to be made pursuant to such authorities (including in particular the allotments referred to in paragraph 3.1 of this resolution); and

3.	the directors of the Company be granted power pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) wholly for cash pursuant to the authority conferred on them by paragraph 2 of this resolution as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

3.1	the allotment of 14,559,444 ordinary shares of 1p each in connection with the Placing and Open Offer, details of which are set out in the Prospectus dated 3 December 2003;

3.2	the allotment of equity securities, in connection with a rights issue, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of, any regulatory body or any stock exchange or otherwise in any territory; and for the purposes of this resolution rights issue means an offer of equity securities to holders of ordinary shares in proportion to their respective holdings (as nearly as may be); and

3.3	the allotment (otherwise than pursuant to paragraphs 3.1 or 3.2 above) of equity securities up to an aggregate nominal value of £101,876;

and shall expire at the conclusion of the next annual general meeting of the Company or, if earlier, not more than 15 months from the date of the passing of this resolution unless previously varied, revoked or renewed by the Company in general meeting provided that the Company may, before such expiry, make any offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer or agreement as if the power hereby conferred had not expired; and

3.4	all prior powers granted under section 95 of the Act be revoked provided that such revocation shall not have retrospective effect.

Registered Office:	By Order of the Board

14 Hostmoor Avenue	Elizabeth Edwards ACCA
March	Company Secretary
Cambridgeshire PE15 0AX

Dated: 3 December 2003

Notes:

(1)	A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote, on a poll, instead of him. A proxy need not be a member of the Company.
(2)	A form of proxy is enclosed for the holders of Ordinary Shares.
(3)	To be valid, the instrument appointing a proxy must reach the Company’s registrars, Capita IRG Plc, at 34 Beckenham Road, Beckenham, Kent BR3 4TH not less than 48 hours before the holding of the meeting. The completion and return of a form of proxy will not preclude a member from attending and voting at the meeting in person.
(4)	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only shareholders of the Company on the register at 6.00 pm on 27 December 2003 shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at the time. Changes to register of members after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS

Dated: December 4, 2003	Elizabeth Edwards
Chief Financial Officer